Form 20-F
period 2015-12-31
L&S Light & Strong, Ltd.
filed 2016-04-21
CIK 1643617

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 333-205203

L&S LIGHT & STRONG, LTD.

(Exact name of Registrant as specified in its charter)

ISRAEL

(Jurisdiction of incorporation or organization)

Haadom St.

Kanot Industrial Zone, POB 7042

Gedera, Israel, 7070000

Tel: (011) (972) 8-931-6232

 (Address of principal executive offices)

Uri Orbach

Chief Executive Officer

Telephone: (011) (972) 54-540-9419

E-mail: Uri.Orbach@light-and-strong.com

L&S Light & Strong, Ltd.

Haadom St.

Kanot Industrial Zone, POB 7042

Gedera, Israel, 7070000

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, no par value	None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2015, the registrant had outstanding 54,394,185 Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated file, or a non-accelerated filer. See the definitions of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis for accounting the registrant has used to prepare the financing statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

L&S LIGHT & STRONG, LTD.

FORM 20-F

ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain discussions and information included in this Annual Report on Form 20-F may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans, and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events, or developments that we intend, expect, project, believe, or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate.

You are urged to carefully review and consider the various disclosures made throughout this Annual Report, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. In particular, please see the factors described in Item 3.D “Key Information - Risk Factors”, Item 4 “Information on the Company”, and Item 5 “Operating and Financial Review and Prospects”.

Any forward-looking statements in this Annual Report are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Our financial statements are stated in United States Dollars (US$) and are prepared in accordance with International Financial Reporting Standards (IFRS).

i

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.	KEY INFORMATION

A.	Selected Financial Data

Our financial statements are prepared in accordance with IFRS as issued by the IASB and are presented in U.S. dollars.

The following table summarizes our financial data as of December 31, 2011, 2012, 2013, 2014 and 2015, derived from our audited financial statements included elsewhere in this Annual Report.

The summary of our financial data set forth below should be read together with our financial statements and the related notes, as well as with the section entitled “Item 5. Operating and Financial Review and Prospects,” included elsewhere in this Annual Report.

Consolidated Statement of Operations Data – Years Ended December 31

(in thousands of U.S. dollars, except for share and per share data)

	2015	2014	2013
Research and development expenses	$909	$2,075	$-
Selling and marketing expenses	87	70	97
General and administrative	1,131	396	381
Operating loss	(2,255)	(2,127)	(1,152)
Financial expenses net	(619)	(387)	(216)
Net loss	(2,874)	(2,514)	(1,368)
Foreign currency translation differences	6	(23)	(132)
Actuarial gains	6	7	5
Comprehensive net loss	$(2,862)	$(2,530)	$(1,495)
Basic loss per share	$(0.053)	$(0.11)	$(0.75)
Diluted loss per share	-	-	-
Weighted average shares	53,769,589	22,870,183	1,829,467

Consolidated Balance Sheet Data – as of December 31

(in thousands of U.S. dollars, except for share data)

	2015	2014	2013
Working capital	$317	$1,170	$(3,163)
Total assets	1,896	2,550	1,869
Shareholders' deficit	$(1,763)	$(276)	$(2,540)
Number of shares outstanding	54,394,185	52,742,291	1,829,467

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should consider carefully the risks and uncertainties described below, together with all of the other information in this Annual Report, including the financial statements and the related notes included elsewhere in this Annual Report. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of the following risks actually occurs, our business, financial condition, results of operations, and future prospects could be materially and adversely affected.

Risks Relating to Our Business

We have a history of net losses and we expect to continue to incur substantial and increasing net losses for the foreseeable future.

Since inception, we have incurred cumulative losses and negative cash flows from operating activities. We had revenues of $4,019,000 and a loss of $2,874,000 for the year ended December 31, 2015, as well as an accumulated deficit of $9,976,000 as of December 31, 2015. We had an accumulated deficit of $7,108,000 as of December 31, 2014 and a loss of $2,514,000 for the year ended December 31, 2014. We anticipate generating losses for the next 12 months. Therefore, we may be unable to continue operations in the future as a going concern. No adjustment has been made in the accompanying financial statements to the amounts and classification of assets and liabilities which could result should we be unable to continue as a going concern. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in us. In addition, our independent auditors included an explanatory paragraph in their report on the accompanying financial statements regarding concerns about our ability to continue as a going concern. As a result, we may not be able to obtain additional necessary funding. There can be no assurance that we will ever achieve any revenues or profitability. The revenue and income potential of our proposed development of a UAV are unproven, and the lack of operating history makes it difficult to evaluate the future prospects of our business.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our securities less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (JOBS Act), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to: (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act); (2) only two years of audited financial statements in addition to any required interim financial statements and correspondingly reduced disclosure in management’s discussion and analysis of financial condition and results of operations; and (3) to the extent that we no longer qualify as a foreign private issuer, (a) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and (b) exemptions from the requirements of holding a non-binding advisory vote on executive compensation, including golden parachute compensation. We may take advantage of these provisions for up to five years or until such earlier time that we are no longer an “emerging growth company.” We would cease to be an “emerging growth company” upon the earliest to occur of: (1) the last day of the fiscal year in which we have more than $1.0 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities; (3) the issuance, in any three-year period, by our Company of more than $1.0 billion in non-convertible debt securities held by non-affiliates; and (4) the last day of the fiscal year ending after the fifth anniversary of our initial public offering. We may choose to take advantage of some but not all of these reduced reporting burdens. As a result, the information that we provide our security holders may be different than you might get from other public companies in which you hold equity interests. We cannot predict if investors will find our securities less attractive because we may rely on these exemptions. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the price of our securities may be more volatile.

Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, (Securities Act), for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Our goal is to become a public company and thus we do not intend to delay the adoption of new or revised accounting standards until such time as private companies are required to comply. Therefore, under Section 107(b) of the JOBS Act, the Company has elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), and this election is irrevocable.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.

As a U.S. public company, we will incur legal, accounting, and other expenses that we did not previously incur. We will be subject to the reporting requirements of the Securities Exchange Act of 1934 (the Exchange Act), the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the exchange on which our securities will be listed, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company” and/or a foreign private issuer. The Exchange Act would require that, as a public company, we file annual, quarterly and current reports with respect to our business, financial condition and result of operations. However, while we expect to submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K, as a foreign private issuer, we are not required to file quarterly and current reports with respect to our business and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective disclosure controls and procedures and internal control over financial reporting. In order to establish and maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and results of operations. Although we have already hired additional employees to comply with these requirements, we may need to hire more employees in the future or engage outside consultants, which will increase our cost and expense.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expense and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

If we fail to grow our active customer base, or if customer engagement with our products declines, our business, financial condition and operating results may be materially and adversely affected.

The growth of our active customer base and the level of customer engagement are critical to our success. Our business has been and will continue to be significantly affected by our success in growing the number of active customers and increasing their overall level of engagement. We anticipate that our customer growth rate will slow over time as the size of our customer base increases. To the extent our customer growth rate slows, our success will become increasingly dependent on our ability to increase customer engagement. A number of factors could potentially negatively affect customer growth and engagement, including if:

•	we are unable to attract new customers or retain existing ones;

•	customers engage with our competitors’ products or services instead of ours;

•	influential customers switch to our competitors or use other products or services more frequently;

•	there is a decrease in the perceived quality or reliability of our products and services by our customers;

•	we fail to introduce new and improved products or services or we introduce new or improved products or services that are not well received by customers;

•	technical or other problems prevent us from delivering our products or services in a rapid and reliable manner or otherwise adversely affect the customer experience;

•	customers believe that their experience is diminished as a result of the decisions we make;

•	there are customer concerns related to privacy and communication, safety, security or other factors;

•	there are adverse changes in our products or services that are mandated by, or that we elect to make to address, legislation, regulations or government policies; or

•	we do not maintain our brand image or our reputation is damaged

If we are unable to increase our active customer base or customer engagement, or if the number of customers or their level of engagement declines, this could result in our products and services being less attractive to potential new customers, which would have a material and adverse impact on our business, financial condition and operating results.

We have a limited operating history in a new and unproven market, which makes it difficult to evaluate our future prospects.

If we fail to educate potential customers about the value of our products and services, if the market for our products does not develop as we expect or if we fail to address the needs of this market, our business will be harmed. Failure to adequately address these or other risks and challenges could harm our business and cause our operating results to suffer.

We have incurred significant net losses in the past, and we may not be able to achieve or subsequently maintain profitability.

Since our inception, we have incurred significant net losses. As of December 31, 2015, we had an accumulated deficit of $9,976,000. We believe that our future revenue growth will depend on, among other factors, our ability to attract new customers, increase customer engagement, establish effective monetization strategies, compete effectively and successfully, and develop new products and services. Accordingly, you should not rely on the revenues of any prior quarterly or annual period as an indication of our future performance. We also expect our costs to increase in future periods as we continue to expand our business and operations. We also expect to incur substantial costs and expenses as a result of being a public company. If we are unable to generate adequate revenues and to manage our expenses, we may continue to incur significant losses in the future and may not be able to achieve or subsequently maintain profitability.

Our new products, services and initiatives and changes to existing products, services and initiatives could fail to attract customers or generate revenues.

Our ability to increase the size and engagement of our customer base, attract customers and generate revenues will depend in part on our ability to create and offer successful new products and services. We may introduce significant changes to our existing products and services or develop and introduce new products and services, including technologies with which we have little or no prior development or operating experience. If new or enhanced products or services fail to engage customers, customers and platform partners, we may fail to attract or retain customers or to generate sufficient revenues to justify our investments, and our business and operating results

We might not be able to finish the development of our UAV product.

Our UAV product is in the beginning of the development stage process and consequently we may face many expected and unexpected challenges. We anticipate our most challenging issues to be in developing the energy management system and how our product will perform in flight conditions associated with altitudes of 65,000 feet. There may be additional challenges of which we are currently unaware. Additionally, as there are currently no commercial flying solar UAVs with the ability to stay aloft for greater than two weeks, our technology is unique. Being that our product is at the beginning stages of development, there is no guaranty that we will be able to complete the development of our products as we might encounter technological limitations which may cause us to cancel the program. Additionally, these technical challenges may cause delay to our schedule to produce and market our product. These delays can add additional expenses that may cause us to cancel the program. Furthermore, our ability to develop our UAV is dependent on our ability to raise additional capital. Without such capital we will not be able to develop our UAV product.

Our UAV product is subject to risks associated with aviation.

While we intend to follow all industry safety standards, since our product is a UAV, it contains the risk of midair collisions. Additionally, inclement weather, human error, takeoff and landing malfunctions, and midair malfunctions can cause our product to crash. Any of these malfunctions or accidents can cause serious damage of unknown consequence to life and property. If such an accident or malfunction were to occur causing damage to life and/or property, the implications for our UAV product and company would be negative and could even be devastating to the point of causing us to cease operations.

If we fail to effectively manage our growth, our business and operating results could be harmed.

We continue to experience rapid growth in our business and operations, which will continue to place significant demands on our management, and operational and financial resources. We may encounter difficulties as we establish and expand our operations, product development, sales and marketing, and general and administrative capabilities. We face significant competition for talented employees from other high-growth companies, which include both publicly-traded and privately-held companies, and we may not be able to hire new employees quickly enough to meet our needs. To attract highly skilled personnel, we have had to offer, and believe we will need to continue to offer, competitive compensation packages. As we continue to grow, we are subject to the risks of over-hiring, over-compensating our employees and over-expanding our operating infrastructure, and to the challenges of integrating, developing and motivating a growing employee base. In addition, we may not be able to innovate or execute as quickly as a smaller and more efficient organization. If we fail to effectively manage our hiring needs and successfully integrate our new hires, our efficiency and ability to meet our forecasts and our employee morale, productivity and retention could suffer, and our business and operating results could be adversely affected.

Providing products and services to customers may be costly and we expect our expenses to continue to increase in the future as we broaden our customer base and increase customer engagement, and develop and implement new features, products and services that require more infrastructure. In addition, our costs and expenses, such as our labor-related expenses, product development expenses and sales and marketing expenses, have grown rapidly as we have expanded our business. Historically, our costs have increased each year due to these factors and we expect to continue to incur increasing costs to support our anticipated future growth. We expect to continue to invest in our infrastructure in order to enable us to provide our products and services rapidly and reliably to customers. Continued growth could also strain our ability to maintain reliable service levels for our customers, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. Our expenses may grow faster than our revenues, and our expenses may be greater than we anticipate. Managing our growth will require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, operating results and financial condition could be harmed.

Our operating results may fluctuate from quarter to quarter, which makes them difficult to predict.

Our quarterly operating results have fluctuated in the past and will fluctuate in the future. As a result, our past quarterly operating results are not necessarily indicators of future performance. Our operating results in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including whether:

•	we are unable to attract new customers or retain existing ones;

•	customers engage with our competitors’ products or services instead of ours;

•	influential customers switch to our competitors or use other products or services more frequently;

•	there is a decrease in the perceived quality or reliability of our products and services by our customers;

•	we fail to introduce new and improved products or services or we introduce new or improved products or services that are not well received by customers;

•	technical or other problems prevent us from delivering our products or services in a rapid and reliable manner or otherwise adversely affect the customer experience;

•	customers believe that their experience is diminished as a result of the decisions we make;

•	there are customer concerns related to privacy and communication, safety, security or other factors;

•	there are adverse changes in our products or services that are mandated by, or that we elect to make to address, legislation, regulations or government policies; or

•	we are able to maintain our brand image or whether our reputation is damaged.

Given our limited operating history and the rapidly evolving market in which we compete, our historical operating results may not be useful to you in predicting our future operating results. We believe our rapid growth may understate the potential seasonality of our business. As our revenue growth rate slows, we expect that the seasonality in our business may become more pronounced and may in the future cause our operating results to fluctuate. In addition, economic concerns continue to create uncertainty and unpredictability and add risk to our future outlook. An economic downturn in Israel or globally could result in reductions in revenue, as our customers reduce their budgets, and other adverse effects may harm our operating results.

Any systems failure or compromise of our security that results in the unauthorized access to or release of our customers’ data could significantly limit the adoption of our products and services, as well as harm our reputation and brand and, therefore, our business. We expect to continue to expend significant resources to protect against security breaches. The risk that these types of events could seriously harm our business is likely to increase as we expand the number of products and services we offer and increase the size of our customer base.

New laws or regulations concerning data protection, or the interpretation and application of existing consumer and data protection laws or regulations, which are often uncertain and in flux, may be inconsistent with our practices. If so, in addition to the possibility of fines, this could result in an order requiring that we change our practices, which could have an adverse effect on our business and operating results. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

Our business and growth could suffer if we are unable to hire and retain key personnel.

We depend on the continued contributions of our senior management and other key employees, many of whom are difficult to replace. The loss of the services of any of our executive officers or other key employees could harm our business. Competition for qualified talent in Israel is intense. Our future success is dependent on our ability to attract a significant number of qualified employees and retain existing key employees. If we are unable to do so, our business and growth may be materially and adversely affected and the trading price of our shares could suffer. Our need to significantly increase the number of our qualified employees and retain key employees may cause us to materially increase compensation-related costs, including stock-based compensation.

Future investments in and acquisitions of complementary assets, technologies and businesses may fail and may result in equity or earnings dilution.

We may invest in or acquire assets, technologies and businesses that are complementary to our existing business. Our investments or acquisitions may not yield the results we expect. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the cost of identifying and consummating investments and acquisitions, and integrating the acquired businesses into ours, may be significant, and the integration of acquired businesses may be disruptive to our existing business operations. In the event that our investments and acquisitions are not successful, our financial condition and results of operations may be materially and adversely affected.

We may be subject to intellectual property infringement claims or other allegations by third parties, which may materially and adversely affect our business, financial condition and prospects.

We may be subject to intellectual property infringement claims or other allegations by third parties for products or services we provide, which may materially and adversely affect our business, financial condition and prospects.

Companies in the technology industry are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, and other violations of other parties’ rights. The validity, enforceability and scope of protection of intellectual property rights, particularly in Israel, are uncertain. As we face increasing competition and as litigation becomes more common in Israel in resolving commercial disputes, we face a higher risk of being the subject of intellectual property infringement claims.

Defending intellectual property litigation is costly and can impose a significant burden on our management and employees, and there can be no assurances that favorable final outcomes will be obtained in all cases. Such claims, even if they do not result in liability, may harm our reputation. Any resulting liability or expenses, or changes required to our products to reduce the risk of future liability, may have a material adverse effect on our business, financial condition and prospects.

Our business and operating results may be harmed by service disruptions, or by our failure to timely and effectively scale and adapt our existing technology and infrastructure.

One of the reasons people may come to us is for timely delivery of our products and services. We have experienced, and may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, hardware failure, and capacity constraints. Any disruption or failure in our infrastructure could hinder our ability to handle existing customers, which could significantly harm our business and our ability to retain existing and new customers.

We prioritize product innovation and customer experience over short-term operating results, which may harm our revenues and operating results.

We encourage employees to quickly develop and help us launch new and innovative features to our products. We focus on improving the customer experience for our products and services and on developing new and improved products and services for our customers. We prioritize innovation and the experience for our customers over short-term operating results. We frequently make product and service decisions that may reduce our short-term operating results if we believe that the decisions are consistent with our goals to improve the customer experience and performance for customers, which we believe will improve our operating results over the long term. These decisions may not be consistent with the short-term expectations of shareholders and may not produce the long-term benefits that we expect, in which case our customer growth and customer engagement, our relationships with customers and our business and operating results could be harmed. In addition, our focus on the customer experience may negatively impact our relationships with our existing or prospective customers. This could result in a loss of customers, which would harm our revenues and operating results.

We have limited business insurance coverage.

We have limited business liability or disruption insurance coverage for our operations. Any business disruption, litigation or natural disaster may cause us to incur substantial costs and divert our resources.

We are also vulnerable to natural disasters and other calamities.

We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, technology failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide products and services to our customers.

We have no experience operating as a public company.

We have no experience conducting our operations as a public company. We may encounter operational, administrative and strategic difficulties as we adjust to operating as a public company. This may cause us to react more slowly than our competitors to industry changes and may divert our management’s attention from running our business or otherwise harm our operations.

In addition, since we are a public company, our management team will need to develop the expertise necessary to comply with the numerous regulatory and other requirements applicable to public companies, including requirements relating to corporate governance, listing standards and securities and investor relations issues. As a public company, our management will have to evaluate our internal control system independently with new thresholds of materiality, and to implement necessary changes to our internal control system. We cannot guarantee that we will be able to do so in a timely and effective manner.

We face certain risks relating to the real properties that we lease.

We primarily lease space from third parties for our operations in Israel. Any defects in the lessors’ title to the leased properties may disrupt our use of our offices, which may in turn adversely affect our business operations. For example, certain buildings and the underlying land are not allowed to be used for industrial or commercial purposes without the relevant authorities’ approval, and the lease of such buildings to companies like us may subject the lessor to pay premium fees to the Israeli government. We cannot assure you that the lessor has obtained all or any approvals from the relevant governmental authorities. As of the date of this Annual Report, we are not aware of any actions, claims or investigations being contemplated by government authorities with respect to defects in title to our leased real properties.

Risks Related to Operations in Israel

Political, economic and military conditions in Israel and in the Middle East as a whole could negatively impact our business.

Political, economic and military conditions in Israel may have a direct influence on us because our executive officers are located there.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  Any major hostilities involving Israel, acts of terrorism or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations.  We cannot assure you that ongoing hostilities related to Israel such as those exhibited in the Gaza incursion in 2008-2009, in 2012, and in 2014, and the current altercations in connection with the maritime blockade on Gaza will not have a material adverse effect on our business or on our share price.  In addition, recent political uprisings and conflicts in various countries in the Middle East, including Egypt and Syria, are affecting the political stability of those countries. It is not clear how this instability will develop and how it will affect the political and security situation in the Middle East. This instability has raised concerns regarding security in the region and the potential for armed conflict. In addition, it is widely believed that Iran, which has previously threatened to attack Israel, has been stepping up its efforts to achieve nuclear capability. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. Additionally, the Islamic State of Iraq and Levant (ISIL), a violent jihadist group, is involved in hostilities in Iraq and Syria and has been growing in influence. Although ISIL’s activities have not directly affected the political and economic conditions in Israel, ISIL’s stated purpose is to take control of the Middle East, including Israel. The tension between Israel and Iran and/or these groups may escalate in the future and turn violent, which could affect the Israeli economy in general and us in particular. Several Arab countries still restrict business with Israeli companies and these restrictions may have an adverse impact on our operating results, financial condition or the expansion of our business.  Any on-going or future violence between Israel and the Palestinians, armed conflicts, terrorist activities, tension along the Israeli-Lebanese or the Israeli-Syrian borders, or political instability in the region would likely disrupt international trading activities in Israel and may materially and negatively affect our business conditions and could harm our results of operations.  Certain countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli firms and others doing business with Israel and Israeli companies. Thus, there may be business opportunities in the future from which we will be precluded.  In addition, such boycott policies or practices may change over time and we cannot predict whether certain companies and organizations, will be subject thereto.  The boycott policies or practices directed towards Israel or Israeli businesses could, individually or in the aggregate, have a material adverse effect on our business in the future.

Our operations may be disrupted as a result of the obligation of Israeli citizens to perform military service.

Many Israeli citizens are obligated to perform one month, and in some cases more, of annual military reserve duty until they reach the age of 45 (or older, for reservists with certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups. Such disruption could materially adversely affect our business, financial condition and results of operations.

Because our functional currency is the New Israeli Shekel (NIS), our results of operations may be harmed by currency fluctuations and inflation.

Although our reporting currency is the U.S. dollar, our functional currency is the NIS, and we pay our expenses in NIS. The revenues we plan on realizing from our operations may be payable in U.S. dollars, Euros, or in other currencies. As a result, we are exposed to the currency fluctuation risks relating to the recording of our revenues in U.S. dollars. For example, if the U.S. dollar weakens against either the NIS or the Euro, our reported revenues in U.S. dollars may be lower than anticipated. We may, in the future, decide to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of the currencies mentioned above in relation to the U.S. dollar. These measures, however, may not adequately protect us from material adverse effects.

Provisions of Israeli law may delay, prevent or otherwise impede a merger with, or an acquisition of, our Company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date that a merger proposal was filed by each merging company with the Israeli Registrar of Companies and at least 30 days from the date that the shareholders of both merging companies approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a full tender offer can only be completed if the acquirer receives at least 95% of the issued share capital; provided that, pursuant to an amendment to the Israeli Companies Law, effective as of May 15, 2011, a majority of the offerees that do not have a personal interest in such tender offer shall have approved the tender offer; except that, if the total votes to reject the tender offer represent less than 2% of our issued and outstanding share capital, in the aggregate, approval by a majority of the offerees that do not have a personal interest in such tender offer is not required to complete the tender offer), and the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, petition the court to alter the consideration for the acquisition (unless the acquirer stipulated in the tender offer that a shareholder that accepts the offer may not seek appraisal rights).

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred. These and other similar provisions could delay, prevent or impede an acquisition of us or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders.

Your rights and responsibilities as a shareholder will be governed by Israeli law which may differ in some respects from the rights and responsibilities of shareholders of U.S. companies.

We are incorporated under Israeli law. The rights and responsibilities of the holders of our ordinary shares and are governed by our Articles of Association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the implications of these provisions that govern shareholders’ actions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

Risks Relating to Our Securities

An active trading market for our shares may not develop and the trading price for our shares may fluctuate significantly.

Prior to the completion of our recent public offering, there had been no public market for our securities, and we cannot assure you that a liquid public market for our securities will develop. If an active public market for our securities does not develop, the market price and liquidity of our securities may be materially and adversely affected. The initial public offering price for our securities was determined by us based upon several factors, and we can provide no assurance that the trading price of our securities will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of the securities.

The trading price of our shares is likely to be volatile, which could result in substantial losses to investors.

The trading price of our securities is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in Israel that have listed their securities in the United States. A number of Israeli companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Israeli companies’ securities after their offerings may affect the attitudes of investors toward Israeli companies listed in the United States in general and consequently may impact the trading performance of our Securities, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our securities may be highly volatile for reasons specific to our own operations, including the following:

•	variations in our revenues, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures;

•	announcements of new services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us;

•	additions or departures of key personnel; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our securities will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our shares, the market price for our shares and trading volume could decline.

The trading market for our securities will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our securities, the market price for our securities would likely decline. Should one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our securities to decline.

The sale or availability for sale of substantial amounts of our shares could adversely affect their market price.

Sales of substantial amounts of our securities in the public market, or the perception that these sales could occur, could adversely affect the market price of our securities and could materially impair our ability to raise capital through equity offerings in the future. The securities offered in our recent selling shareholders public-offering are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions of Rule 144 and Rule 701 under the Securities Act.

Because we do not expect to pay dividends in the foreseeable future, shareholders must rely on price appreciation of our shares for return on investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, shareholders should not rely on an investment in our securities as a source for any future dividend income. Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on an investment in our securities will likely depend entirely upon any future price appreciation of our securities. There is no guarantee that our securities will appreciate or even maintain the price at which you purchased the securities. You may not realize a return on your investment in our securities and you may even lose your entire investment in our securities.

We may be classified as a passive foreign investment company under U.S. tax law, which could result in adverse U.S. federal income tax consequences to U.S. holders of our shares.

Depending upon the value of our assets, which is determined based on the market value of our securities, and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on our current income and assets and projections as to the value of our ordinary shares, we do not expect to be classified as a PFIC for the current taxable year. While we do not anticipate becoming a PFIC for the current taxable year, fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year.

We will be classified as a PFIC for any taxable year if either (i) 75% or more of our gross income for the taxable year is passive income or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. Because of the uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets, there can be no assurance that we will not be a PFIC for current the taxable year or any future taxable year. The overall level of our passive assets will be affected by how, and how quickly, we spend our liquid assets and the cash raised in this offering. Under circumstances where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we were to be or become classified as a PFIC, a U.S. Holder (as defined in "Item 10. Additional Information—Taxation—Certain United States Federal Income Tax Consequences) may be subject to reporting requirements and may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the securities and on the receipt of distributions on the securities to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our securities, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our securities. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of acquiring, holding, and disposing of securities if we are or become classified as a PFIC. For more information, see “Item 10. Additional Information—Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Israel law.

We are incorporated under the laws of Israel. Our corporate affairs are governed by our Articles of Association, the Israeli Companies Law, and the common law of Israel. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Israel law are to a large extent governed by the common law of Israel. The common law of Israel is derived in part from comparatively limited judicial precedent in Israel as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in Israel. The rights of our shareholders and the fiduciary responsibilities of our directors under Israel law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, Israel has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than Israel. In addition, Israel companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The Israeli courts are also unlikely:

•	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•	to impose liabilities against us, in original actions brought in Israel, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in Israel of judgments obtained in the United States, although the courts of Israel will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Israeli Companies Law, and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information—Rights, Preferences, and Restrictions Attaching to our Ordinary Shares—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an Israeli company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in Israel. In addition, substantially all of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of Israel may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an Annual Report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to furnish our financial results to the SEC on a quarterly basis on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, if you were a shareholder in a U.S. domestic issuer.

Item 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Corporate History

We were established in Israel on September 19, 2007 and are located in the Kanot Industrial Zone near Gedera, Israel. Since inception, the Company has been active in providing complete solutions in the emerging field of composite materials. We have assisted many companies in the design, development and production of components using composite materials. To date, the majority of our sales has been to the aerospace industry sector, with clients including Elbit Systems Ltd. and Israel Aerospace Industries Ltd.

On March 28, 2016, our registration statement on Form F-1 for the resale by the selling stockholders of up to 54,394,185 ordinary shares at an offering price of $0.70 per share was declared effective.

On April 18, 2016, the shareholders of the Company approved the adoption of the amended Articles of Association of the Company attached as an exhibit to this Annual Report.

We are subject to the provisions of the Israeli Companies Law, 5759-1999.

Our offices are currently located at Haadom St., Kanot Industrial Zone, POB 7042, Gedera, Israel, 7070000.  Our telephone number is +972-8-931-6232. Our website is www.light-and-strong.com. Our agent for service of process in the United States is Rivka Ralbag Kronengold, 225 West 86th Street, Suite 717, New York, NY 10024.

Emerging Growth Company

We are an “emerging growth company,” as defined in the JOBS Act. Thus, we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies generally. For example, we have elected not to have our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting, as would otherwise be required by Section 404(b) of the Sarbanes-Oxley Act.

We will cease to be an “emerging growth company” upon the earliest of:

•	December 31, 2020, which is the last day of the fiscal year in which the fifth anniversary of our initial public offering in the United States occurred;

•	the last day of the fiscal year in which our annual gross revenues are $1 billion or more;

•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or

•	the last day of any fiscal year in which the market value of our ordinary shares held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year.

The JOBS Act also provides that an “emerging growth company” can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards.

Capital Expenditures

For a discussion of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Control History

Due to financial difficulties, our former parent company, S.D.S (Star Defense Systems) Ltd., entered into liquidation proceedings in 2014. In July 2014, Gal Erez and Ofer Amir (the "Controlling Owners") purchased 1,706,133 ordinary shares (in equal parts), representing 93.26% of the Company's share capital (at such time), from the liquidator in consideration for NIS 1,450,000 (approx. US$380,000), thereby purchasing control of the Company.

In July 2014, the Company and the Controlling Owners signed an agreement with an entrepreneur, Mr. Efraim Menashy, (the “Entrepreneur”), regarding the purchase of know-how pertaining to the development of a solar-powered UAV. In consideration for the transfer of all rights to the aforementioned know-how, the Company issued 16,465,203 ordinary shares to the Entrepreneur, to be held in trust. In addition, the Company granted 5,488,400 options to the Entrepreneur, exercisable into 5,488,400 ordinary shares of the Company.

In July 2014, at the general meeting of the shareholders of the Company, the Company approved the allocation of 36,589,340 ordinary shares of the Company to the Controlling Owners (in equal parts) in consideration for the conversion of approximately $292,000 (NIS 1,000,000) of shareholders’ loans purchased by the Controlling Owners from the liquidator.

After the July 2014 issue and allocation of shares to the Controlling Owners and to the Entrepreneur, the Controlling Owners and the Entrepreneur held approximately 58% and 33% of the Company's fully diluted paid-in share capital, respectively.

On July 20, 2014, the Controlling Owners purchased an additional 68,450 ordinary shares of the Company from former shareholders of the Company in consideration for $3,200 (NIS 12,000).

On November 3, 2014, the Controlling Owners purchased 54,844 ordinary shares of the Company from former shareholders in consideration for $265 (NIS 1,000).

In late 2014, the Company signed agreements with various investors to issue a total of 6,314,730 ordinary shares of the Company in consideration for $1,423,767 in the aggregate, as part of the Company's plan to raise capital for the development of a solar-powered UAV. These shares represented approximately 9.5% of the Company's fully diluted paid-in share capital.

In January 2015, the Company's Board of Directors approved a plan for granting options to the Company's employees, consultants and service providers, as per the provisions of Section 102 of the Israeli Income Tax Ordinance. Any grant of options under the plan will be by a written agreement with the individual, specifying the number of options, the vesting date, and the date of expiration of the options, all as approved by the Board of Directors.

On March 5, 2015, the Company, the Controlling Owners, and the Entrepreneur signed an agreement which effectively canceled the prior contract with the Entrepreneur. Under the March 2015 agreement, the Entrepreneur returned the shares issued and options granted to him, and the Company undertook to issue a total of 8,008,754 ordinary shares to various parties, as per the request of the Entrepreneur and in accordance with the agreement signed with him. These shares represent approximately 15.18% of the Company’s fully diluted paid-in share capital.

On April 14, 2015, the Company’s Board of Directors approved the issuance of a total of 8,008,754 ordinary shares to various parties, as per the request of the Entrepreneur, simultaneously with the approval of the Board of Directors for the cancelation of 16,465,203 ordinary shares in the Company issued and of 5,488,400 options granted to the Entrepreneur as mentioned above.

B.	Business Overview

Over the past three years, we have received almost all our revenues from military and civil aviation clients in Israel. Our clients have included the Commercial Aircraft Group, Bedek Aviation, and the Engineering and Development Group (all separate divisions of Israel Aerospace Industries Ltd.), Elbit Systems Ltd., and Hexagon Technologies Ltd. Our main product lines over the past three years included:

•	Instrument panels, glare shields and interior parts (e.g. window shades) for Gulfstream Airplanes, particularly models G-150 and the G-280. This product line accounted for approximately 18% of our sales over the past three years.

•	Fuselages and wings (both central and side wings) for the Hermes 450 UAV. This product line accounted for approximately 40% of our sales over the past three years.

•	An optical bench for the housing of precision cameras. This segment accounted for approximately 12% of our sales over the past three years.

•	Parts necessary to convert passenger airplanes to cargo airplanes, including air conditioning ducts, upper and lower galley, ceilings, liners, storage compartments etc. This segment accounted for approximately 20% of our sales over the past three years. This product line became our largest line in 2015.

All the products we produce are made out of composite materials. We purchase the raw materials for our composites from vendors in the United States as well as Western European countries. While we are subject to price increases from vendors from time to time, in the past there has not been any great price fluctuations or scarcity of supplies.

Customers usually approach us with a particular need for components that need to manufactured from composite materials. We then design, develop and produce the required product. At present, the Company produces composite products such as unmanned aerial vehicles (UAVs), mini unmanned aerial vehicles and interior components for business jets. Additionally, we have created an optical measuring bench utilizing composite materials which offers benefits of greater strength and durability to the existing aluminum variety that is currently available on the open market.

To enable us to satisfy our customers’ demand for high quality and durable components, we utilize various production technologies, including:

●	wet lay-up (fiber layers are placed in an open mold and then saturated with a wet resin by pouring it over the fabric and working it into the fabric. The mold is then left so that the resin will cure),

●	pre-preg lay-up (composite material has been “pre-impregnated" with an epoxy resin and is molded into shape using a vacuum process), liquid resin infusion (a process where dry carbon fiber material is laid into a tool. The resin is then injected according to precise requirements of temperature and pressure.), and

●	resin transfer molding (a closed-mold, vacuum-assisted process that employs a flexible solid counter tool used for the B-side surface compression).
15

Once products are manufactured to the client specifications, products are then delivered directly to the customer. These products include but are not limited to antennas, domes, UAV outer shell components and interior composite material components for aircraft.

All corporate and manufacturing activities occur at our factory which occupies over twenty-seven thousand square feet. This site includes: a pre-preg room, ovens, autoclave, painting areas, storage areas and production space as well as administrative facilities.

We ascribe to a high level of quality assurance and we are qualified to aeronautical standard AS9100c. Additionally, we are regularly audited for quality assurance by many of our clients.

Going forward, we plan to expand our business to include the development and manufacture of high-altitude, solar powered, continuous flight unmanned aerial vehicles (UAVs) that will allow for individuals within 25 miles to have continuous cellular and broadband connectivity.

Currently, to the best of our knowledge, there is no commercial flying solar-powered UAV with the ability to stay aloft for longer than two weeks. By creating a solar powered UAV that can fly at near-space altitude (above weather) for up to one year without interruption, the Company believes it can offer an innovative UAV that may be able to revolutionize the industry.

We have assembled a team of experts from the UAV industry who have expertise in the fields of UAV operations, system integration, aerodynamics, structural design, solar cells, electrical systems, systems engineering, batteries, propulsion, flight control systems, aero elasticity, certification, flight testing, maintenance and large project management.

Since inception, we have incurred cumulative losses and negative cash flows from operating activities. We had revenues of $4,019,000 and a loss of $2,874,000 for the year ended December 31, 2015, as well as an accumulated deficit of $9,976,000 as of December 31, 2015. We had revenues of $4,055,000 and a loss of $ 2,514,000 for the year ended December 31, 2014 and an accumulated deficit of $7,108,000 as of December 31, 2014. We anticipate generating losses for the next 12 months. Therefore, we may be unable to continue operations in the future as a going concern. No adjustment has been made in the accompanying financial statements to the amounts and classification of assets and liabilities which could result should we be unable to continue as a going concern.

The Market

State governments, local municipalities, corporations, small businesses and health care providers are all increasingly relying on cellular phone and broadband technology. Unfortunately, due to remote location or high installation and maintenance costs, many world citizens do not have the required connectivity.

Internet Usage

As of November 30, 2015, the world population was approximately 7.3 billion people, of which about 3.4 billion people are internet users. This translates to roughly 46% of the world population currently utilizing the internet. Conversely, 54% of the world population is not accessing the internet. The contrast is stark between developed countries and developing countries. Internet customers as a percentage of the population in developed countries (North America, Europe and Australia) range between 73.2% - 87.9%, while the corresponding statistics for developing countries (Africa, Asia, Middle East and Latin America) range from 28.6% - 55.9% (source: http://www.internetworldstats.com/stats.htm). One reason for the small amount of internet users in developing countries is the lack of internet infrastructure.

In order to increase cellular and broadband coverage, several options currently exist. These options include:

•	Increasing the number of satellites to provide coverage. This option requires a great deal of sophistication of technology and is extremely expensive (measured in the range of tens to hundreds of millions of dollars depending on the satellite).

•	Laying additional communication cables (TS, DS1), or fiber optic cables. Communication cables are unfortunately already old technology and have a limited shelf life and is hardly worth the expense and labor associated with this option. Fiber optic cables, on the other hand, are an up-to-date technology, but is extremely expensive. As such, investors are concerned about the long wait until they would even begin to see any return on their investment. Additionally, fiber optic cables rely on the availability of real estate as well as local experts to provide infrastructure.

•	Adding short distance wireless hubs and connected routers. Wireless hubs and connectors utilize satellites or fiber optics for connectivity and therefore are subject to the respective negative issues associated with each technology.

An additional option to increase coverage in the most economically feasible manner is through the use of Unmanned Aerial Vehicles (UAVs) that can act as a mini-satellite. The use of this technology has the potential to allow for worldwide continuous aerial coverage for a wide range of applications, including internet relay, maritime patrol, search & rescue, border control, communication relay, SIGINT & EW, mapping, disaster monitoring, agriculture monitoring, weather, law enforcement, fire control, and more. To date, two of the challenges that UAV technology must deal with are endurance (defined as the length of time the UAV can remain aloft without the need for refueling) and payload capacity.

Intellectual Property

We currently do not own any patents. Our technology relies primarily on our experience and proprietary know-how.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. Monitoring unauthorized use of our technology is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

In addition, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. In addition, even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations. See “Risk Factors—Risks Relating to Our Business— We may be subject to intellectual property infringement claims or other allegations by third parties, which may materially and adversely affect our business, financial condition and prospects.”

Future Activities

Composite Materials

We plan to continue to manufacture and supply our current line of products. We are looking to expand our activities with our current clients, and we have commenced marketing our products to potential new clients outside the local Israeli market. We hope that these efforts will bear fruit in 2017.

UAVs

We intend to produce UAVs that have the following characteristics:

•	Capability of flying in all weather (by flying above the weather)

•	Flight ceiling of 65,000 feet

•	Solar-powered only

•	Ability to fly for 1 year without interruption.

•	Carry a payload of 100 pounds

•	Cost effective

•	Allows for individuals within 25 miles to have continuous cellular and broadband connectivity

Marketing Efforts

We maintain our own marketing and sales operations team. We transact business with key account customers primarily through our distribution network.

Competition

Composite Materials

We face competition from several other composite materials producers located in Israel, such as Orlite Ltd., Kanfit Ltd,, and CM Ltd. Customer loyalty is high in the composite materials field, and customers generally do not change their suppliers because each customer would rather continue to work with the manufacturers who are familiar with the particular needs and demands of each such customer. We do not anticipate that our competitors will pose a threat to our ongoing business with our customers.

UAVs

Google - Google acquired U.S. unmanned-aircraft developer Titan Aerospace in April 2014. Additionally, Google has obtained approvals for broadcast transmission testing in an area around Titan’s base at Moriarty, New Mexico. Prior to being acquired, Titan was developing the Solara family of “solar atmospheric satellites,” which were designed to stay aloft for up to five years. The initial Solara 50 is said to have had a 164-ft. wing span and a 70-lb. payload.

Facebook - In March, 2014, Facebook acquired Ascenta, a U.K. consultancy firm that provided design services to drone manufacturers. This acquisition brought to Facebook the personnel who were responsible for designing early versions of the Qinetiq Zephyr solar-powered unmanned aircraft. In 2010, the Zephyr 7 set a world endurance record of 336 hours and 22 minutes, reaching an altitude of 70,740 feet.

Airbus - Airbus Defense and Space acquired Zephyr, a series of lightweight solar-powered UAV’s originally designed and built by the United Kingdom company, QinetiQ. The Zephyr 7 holds the official endurance record for an unmanned aerial vehicle for its flight from July 9, 2010 to July 23, 2010, lasting 336 hours and 22 minutes (2 weeks / 14 days).

Sources and Availability of Products and Supplies

All the products we produce are made out of composite materials. We purchase the raw materials for our composites from vendors in the United States as well as Western European countries. While we are subject to price increases from vendors from time to time, there has been no great price fluctuations or scarcity of supplies.

Existing or Probable Government Regulations

As a provider of technologies and services in the UAV industry we are likely to be subject to extensive regulation at both the federal and municipal levels. This will be especially true if we begin to offer operational services to our customers.

Israeli Regulations

The aerospace industry in Israel is subject to supervision by the Ministry of Defense and the Civil Aviation Administration. Exports of military-related products are subject to the military export policy of the State of Israel. Current Israeli Government policy encourages exports to approved customers, provided that such exports do not run counter to Israeli policy or national security considerations.  Subject to certain exemptions, a license is required to initiate marketing activities. We also must receive a specific export license for defense related hardware, software and technology exported from Israel. Israeli law also regulates export of “dual use” items (items that are typically sold in the commercial market but that also may be used in the defense market). In 2015, none of our revenue was derived from exports subject to Israeli export regulations.

U.S. Regulations

The commercial aerospace industry is highly regulated by the Federal Aviation Administration (FAA) in the United States, EASA in Europe, the Civil Aviation Authority in England, and other governmental authorities elsewhere in the world, while the military aerospace industry is governed by military quality specifications established by the U.S. Department of Defense for the manufacturing and repair industries and ISO-9001.

The regulatory environment for commercial UAV use has not yet been codified in the United States. In addition to a few recent FAA exemptions, the key case, Huerta v. Pirker, has not brought definitive clarity, just more clearly defined positions on both sides of the dispute over the regulated or unregulated use of UAVs for commercial purposes.

UAV regulations for the United States airspace are still a patchwork of confusing, often contradictory rulings, generally based on regulations, which, in some cases, were codified decades ago. Based on the existing exemptions, those entities and organizations that anticipate using UAV’s commercially will be required to receive pilot certifications, including medical certifications, which the FAA has attached to the few exemptions. Operators and pilots are likely to be distinguished.

On the non-FAA side, there will be expanding barriers to entry into the UAV industry, especially if FAA regulations should surprise us with low thresholds for an entry into the commercial field. From homeland security to privacy, there are real and imaginary dangers associated with the expanding use of UAVs in the United States. As U.S. domestic regulation continues to fall behind those of more forward thinking countries, it may become necessary for UAV companies to focus their efforts and resources outside the United States until such time as UAV regulations become more conducive to the game-changing solutions that can only be delivered by tomorrow’s advanced UAV systems and technologies.

New government laws and regulations may be introduced in the future that could result in additional compliance costs, seizures, confiscations, recalls or monetary fines, any of which could prevent or inhibit the sale of our products. If we fail to comply with applicable laws and regulations, we may be subject to civil remedies, including fines, injunctions, recalls or seizures, which could have a material adverse effect on our business, results of operations and financial condition.

Research and Development Activities

The Company plans to continue to develop and manufacture high-altitude long-endurance solar powered, continuous flight unmanned aerial vehicles (UAVs). We intend that this process will be conducted in a series of sequential phases. Our full scale development plan requires additional financing and this financing is not currently available.

Preliminary Phase – Scale down development

•	The Goal: To create a technology data base starting point / Proof of concept
•	Preliminary Objective – A scaled-down flyable platform with sufficient static stability.
•	First Flight is expected before the end of 2016

Phase 1 – Concept Sunspark -A - Full-scale prototype development.

•	The Goal: To create a technology data base reference to serve as proof of concept.
•	The Objectives: A full-scale flyable platform with sufficient static stability.
•	First flight is expected in one year.

Phase 2 – Concept Sunspark -B - Full system/platform prototype development of solar UAV.

•	The Goal: To develop a commercially successful solar UAV concept B – 26m.
•	The Objectives: A full scale flyable platform with an endurance of up to 45 days.
19

•	First flight is expected at the end of year 3.

Phase 3 – Concept Sunspark -C - Full System/platform prototype development of solar UAV.

•	The Goal: To develop a commercially successful solar UAV concept C – ultra wide wing span.
•	The Objectives: A full scale flyable platform that can achieve an altitude of up to 65,000 ft.
•	First flight is expected at the end of year 5.

C.	Organizational Structure

We do not own any subsidiaries.

D.	Property, Plants and Equipment

Our headquarters and our principal product development facilities are located in the Kanot Industrial Zone which is in the municipality of Gedera, Israel. All corporate and manufacturing activities occur at the Company factory which occupies over twenty-seven thousand square feet (27,000 sq. ft.). This site includes: a pre-preg room, ovens, autoclave, painting areas, storage areas and production space as well as administrative facilities. Our current lease expires on November 11, 2016. The Company has the option to extend the current facility lease through November 2019. The Company plans to decide on whether to exercise this option before May 2016.

Item 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report, particularly those in “Item 3.D. Risk Factors.”

Overview

We are an emerging growth company focused on the development and commercialization of our UAV product. Since inception, we have incurred cumulative losses and negative cash flows from operating activities. We anticipate generating losses for the next 12 months.

A.	Operating Results

Comparison of Years Ended December 31, 2015 and 2014

Revenues. Our revenues in 2015 amounted to $4,019,000, which represents a decrease of $36,000, or 0.9%, compared to 2014. The decrease in revenues was mainly attributed to a decrease in orders from a core customer.

Cost of Revenues and Gross Profit. Cost of revenues consists primarily of salaries and related costs, material and overhead costs of manufacturing our products. Our cost of revenues attributable to product sales in 2015 was $4,147,000, netting a gross loss of 3.2% as compared to a gross profit margin of 10.2% in 2014. This decrease in gross margin for 2015 derives mainly from changes in the customer mix with a decrease in orders from a core customer with a higher profit margin.

Research and development expenses.   Research and development expenses consists primarily of outsourcing fees, salaries and related costs, related materials and overhead expenses. R&D activity, pertaining to the development of a solar powered UAV, commenced in October 2014. Our research and development expenses in 2015 were $909,000, representing 22.6% of our revenues.

Sales and Marketing. Sales and marketing expenses are comprised primarily of salaries and related costs for sales and marketing personnel. Our sales and marketing expenses in 2015 were $87,000 compared to $70,000 in 2014. Sales and marketing expenses represented 2.2% of our revenues in 2015 and 1.7% in 2014. The increase in sales and marketing expenses is related to an increase in salaries.

General and Administrative. General and administrative expenses are comprised primarily of salaries and related expenses and other non-personnel related expenses such as professional fees, office maintenance and other office expenses. Our general and administrative expenses increased by 285.6% to $1,131,000 in 2015, compared to $396,000 in 2014. This increase is mainly attributed to an increase in salary expenses due to the vesting of options granted to employees as well as professional fees pertaining to the preparation of a registration statement for the purpose of registering the Company's ordinary shares and applying for quotation on the OTCBB or an equivalent quotation service. General and administrative expenses represented 19% and 9.8% of our revenues in 2015 and in 2014, respectively.

Financial expenses. Financial expenses consist primarily of interest pertaining to a shareholders loan. Our financial expenses in 2015 were $619,000 compared to $387,000 in 2014, representing 15.4% and 9.5% of our revenues in 2015 and in 2014, respectively. This increase is mainly attributed to the adjustment of the interest rate of the shareholders loan to reflect its fair value.

Comparison of Years Ended December 31, 2014 and 2013

Revenues. Our revenues in 2014 amounted to $4,055,000, which represent an increase of $453,000, or 12.6%, compared to 2013. The increase in revenues in 2014 was mainly attributed to an increase in our productivity and efficiency as well as an increase in the sale prices of our products.

Cost of Revenues and Gross Profit. Cost of revenues consists primarily of salaries and related costs, material and overhead costs of manufacturing our products. Our cost of revenues attributable to product sales in 2014 was $3,641,000. Our gross margin attributable to product revenues in 2014 was 10.2%, compared to a gross loss rate of 18.7% in 2013. This increase in products gross margins in 2014 is mainly related to an increase in sales and improvement in employee productivity.

Research and Development expenses. Research and Development expenses consist primarily of purchase of know-how, salaries and related costs, related materials and overhead expenses. R&D activity, pertaining to the development of solar powered UAV, commenced in October 2014. Our research and development expenses in 2014 were $2,075,000, representing 51.2% of our revenues.

Sales and Marketing. Sales and marketing expenses are comprised of salaries and related costs for sales and marketing personnel. Our sales and marketing expenses in 2014 were $70,000 compared to $97,000 in 2013. Sales and marketing expenses represented 1.7% of our revenues in 2014 and 2.7% in 2013. The decrease in sales and marketing expenses is related to the decrease in headcount and related costs.

General and Administrative. General and administrative expenses are comprised primarily of salaries and related expenses and other non-personnel related expenses such as professional fees, office maintenance and other office expenses. Our general and administrative expenses increased by 3.9% to $396,000 in 2014, compared to $381,000 in 2013. This increase is mainly attributed to an increase in professional fees pertaining to the preparation of a registration statement for the purpose of registering the Company's shares. General and administrative expenses represented 9.8% and 10.6% of our revenues in 2014 and 2013, respectively. The decrease as a percentage of revenue is mainly related to the increase in revenues in 2014 as described above.

Financial expenses. Financial expenses consist primarily of interest pertaining to a shareholders' loan. Our financial expenses in 2014 were $387,000 compared to $216,000 in 2013, representing 9.5% and 6% of our revenues in 2014 and 2013, respectively. This increase is mainly attributed to the adjustment of the interest rate of the shareholders' loan to reflect its fair value.

B.	Liquidity and Capital Resources

Since inception, the Company has incurred cumulative losses and negative cash flows from operating activities. As of December 31, 2015, the company has an accumulated deficit of $9,976,000. Management implemented an efficiency program to decrease expenses and increase sales, factors which contributed to an improvement in profitability and cash flows. Additional capital was raised from existing and external investors, as well. In addition, the Company plans to have its ordinary shares initially quoted on the OTC Bulletin Board or an equivalent quotation service.

The Company's deficit was financed by the former parent company, S.D.S. (Star Defense Systems) Ltd., through December 31, 2013. In July 2014, external investors purchased the majority of the Company shares from the former parent company; including rights to the shareholders' loan. According to an agreement signed February 2015, the investors agreed to postpone the repayment of the loan for a 24-month period from date of contract, until February 22, 2017.

In January 2015, the company's Board of Directors approved an Employee Stock Option Plan to grant an aggregate of 5,439,419 options, that once vested, will be convertible into 5,439,419 ordinary shares of the Company. On April 7, 2016 the Board of Directors approved the proposal to further expand the options plan, so that the number of options will not exceed 7,939,419 options convertible into 7,939,419 ordinary shares of the Company.

These ESOP options will be granted to Company employees, consultants and service providers, as per the provisions of Section 102 to the Income Tax Ordinance, in the "capital gain track". As of December 31, 2015 the Company has granted 8,307,000 options to purchase 8,307,000 ordinary shares of the Company, of which 8,036,000 options are outstanding, including 4,669,079 options to purchase 4,669,079 ordinary shares of the Company under the ESOP.

The Company's capital management policy is to ensure a sound and efficient capital structure with the aim of enabling continued operations and supporting potential business development, with returns for shareholders and benefits for other interested parties, such as Company employees and creditors. The Board of Directors aims to maintain return on capital defined as a ratio of net operational profit to total equity. The Board of Directors also supervises dividend distribution to shareholders. The Company is not subject to third-party capital requirements.

C.	Research and Development, Patents and Licenses, Etc.

For a description of our research and development programs please see "Item 4 Information on the Company—Business Overview—Research and Development Activities."

D.	Trend Information

The decrease in global fuel prices has resulted in an increase in the demand for the conversion of aircraft from passenger use to a cargo configuration. One of our main clients is a world leader in the conversion of 767-300 passenger airplanes to cargo airplanes. We estimate that this increase in the demand for the conversion of aircraft will continue through the next year.

Israel is one of the three biggest exporters of UAVs in the world, and there is a demand for Israeli UAVs by armed forces around the world. We provide parts for UAVs to both Elbit Systems Ltd. and Israel Aerospace Industries Ltd. We anticipate that in the next year we will receive additional orders for UAV parts.

Since the last fiscal year, the demand by our customers for composite materials products has increased. We have an orders back-log of $5.9 million. In addition, our main customer has informed us that it plans to provide us with an additional $4 million of orders in the upcoming quarter.

E.	Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

Our significant contractual obligations as of December 31, 2015 are summarized in the following table.

	Payments due by period
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total

Long-Term Debt Obligations	$2,525,000				$2,525,000

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information relating to our executive officers and directors as of the date of this Annual Report.

Directors and Executive Officers	Age	Position/Title

Yair Ramati	61	Chairman
Gal Erez	50	Director

Ofer Amir	48	Director

Uri Orbach	43	Director, Chief Executive Officer, and Acting CFO

Yehuda Yavets-Chen	54	Director

Yair Ramati

Yair Ramati was appointed Chairman of the Board in April 2016. From 2012 through 2015, Mr. Ramati served as the Director of the Missile Defense Program at the Israeli Ministry of Defense, the governmental agency in charge of the development, production and delivery of the missile defense systems of the State of Israel. From 2006 through 2011, Mr. Ramati served as Corporate Vice President Marketing for Israel Aerospace Industries Ltd., Israel’s government-owned defense and aerospace company. Mr. Ramati earned a B.Sc. in Aeronautical Engineering in 1976 and an M.Sc. in Aeronautical Engineering in 1982 from the Technion Israel Institute of Technology.

Gal Erez

Gal Erez is a member of our Board. From 2013 until 2015, Mr. Erez was a portfolio manager and head of investment strategies at Hyperion Capital, an investment partnership in Israel.   Prior to that Mr. Erez was a Director at GRVT Ltd. an Israeli real estate investment company. Mr. Erez holds a B.A. in Economics from the Hebrew University in Jerusalem.

Ofer Amir

Ofer Amir is a member of our Board. From 2013 and until today Mr. Amir has been VP Marketing at Hyperion Capital, an investment partnership in Israel. From 2009 to 2013 Mr. Amir was a Director of Nano-Spot Ltd. a start-up venture which developed nano-particles for the dentistry industry. Mr. Amir is also a Director in Flight 67 Ltd., an Israeli aviation company. Mr. Amir holds a B.A. in Economics and Business Administration from Ben Gurion University in Beersheva.

Uri Orbach

Uri Orbach has been our Chief Executive Officer since July 2013. From 2011 to 2013, he served as the COO and Deputy CEO at S.D.S. (Star Defense Systems) Ltd., a defense industry company. Prior to 2011, Mr. Orbach was an Air Division Manager at AGT International, a Zurich based company which is a global leader in public safety and security solutions. Mr. Orbach holds a B.Sc Degree in Electrical Engineering from Tel Aviv University.

Yehuda Yavets-Chen

Yehuda Yavets Chen is a member of our Board. From 2011 to date, Mr. Yavets has been the Founder and General Manager of NES Seasoned Technology Ltd., a private Israeli company that develops micro-fluidic based systems in the medical device field, as well as  analytical instrument for the homeland security market. From 2007 to 2011, Mr. Yavets was the co-founder and General Manager of Phinergy Ltd., a company that develops metal-air batteries, nano-catalysts and air cathodes. Mr. Yavets does not have a university degree.

Development Team

Shlomo Tsach

Mr. Tsach is the head of our Development Team. Mr. Tsach worked at Israel Aerospace Industries Ltd. (IAI) for 42 years. From 1982 he served as the Manager of the Preliminary Design, leading the advanced development of combat aircraft, advanced UAVs such as the Pioneer, Searcher, Hunter and Heron and the Astra and Galaxy business jets. Since 1995 Mr. Tsach served as Director of Flight Sciences, comprising Preliminary Design, Aerodynamics, Flight Control, Autonomous systems and Operations Research. In January 2006 he was appointed as Director of Advanced Programs in Engineering Division. In November 2013 after he resigned from IAI, he established APG (Advanced Programs Group) Company Innovation Team, to define aerospace future directions together with Israeli government ministries and local and international companies. Mr. Tsach holds a B.Sc Degree in Aeronautical Engineering from the Technion, Institute of Technology at Haifa, Israel.

Avi Abershitz

Mr. Abershitz is a Senior Program Manager. Mr Abershitz worked at Israel Aerospace Industries Ltd. (IAI) for 42 years. He specialized in leading R&D programs in the UAV area. Since 2004 he established a group that developed new ideas for UAVs and was served as the manager of Autonomous Systems department at the Engineering Division of Commercial Aircraft Group of IAI. Mr. Abershitz holds a B.Sc Degree in Aeronautical Engineering from the Technion, Institute of Technology at Haifa, Israel.

Note: Mr. Tsach and Mr. Abershitz are engaged by the Company through an agreement with Tzag Advanced Programs Ltd.

On March 9, 2016, the Company signed a new agreement with Tzag Advanced Programs Ltd. ("Tzag"), which agreement replaced the existing agreement with Tzag. According to the new agreement, Tzag will provide services to the Company in the development of solar-powered UAVs. In consideration for providing the Services the Company will pay Tzag an amount New Israeli Shekels equal to seventy U.S. dollars (US$70) per hour. In addition, the Company undertook to grant an aggregate of 5,755,830 options to Tzag.

B.	Compensation

Compensation of Directors and Executive Officers

The aggregate compensation expensed and other payments expensed by us to our directors and executive officers with respect to the year ended December 31, 2015 was $870,521. This amount does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry.

Compensation Table

The table below outlines the compensation paid to our executive officers during or with respect to the years ended December 31, 2015, and December 31, 2014.

SUMMARY COMPENSATION TABLE
Name	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Uri Orbach(1)	2015	92,619	0	0	176,784	0	0	0	269,403
	2014	78,258	0	0	0	0	0	0	78,258
Gal Erez(2)	2015	58,516	0	0	0	0	0	0	58,516
	2014	9,771	0	0	0	0	0	0	9,771
Ofer Amir(3)	2015	58,516	0	0	0	0	0	0	58,516
	2014	9,771	0	0	0	0	0	0	9,771
Yehuda Yavets-Chen(4)	2015	0	0	0	484,086	0	0	0	484,086

(1) Director, Chief Executive Officer, and Acting CFO

(2) Chairman of the Board. In April 2016, Yair Rarmati replaced Gal Erez as Chairman of the Board.

(3) Director

(4) Director

C.	Board Practices

General

According to the Israeli Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Executive officers are appointed by and serve at the discretion of our board of directors, subject to any applicable employment agreements we have entered into with the executive officers.

Election of Directors and Terms of Office

The board of directors of the Company shall consist of between 3 and 12 directors. Our board of directors currently consists of five members.

Our directors are elected by an ordinary resolution at the annual general meeting of our shareholders. Unless they resign before the end of their term or are removed in accordance with our Articles of Association, all of our directors, other than our external directors, will serve as directors until our next annual general meeting of shareholders.

None of our directors or officers has any family relationship with any other director or officer. None of our directors have service contracts that provide for benefits upon termination of his or her directorship with us, other than the payment of salary due, accrued and unpaid as of and through the date of termination.

Chairman of the Board

Under the Israeli Companies Law, without shareholder approval, a person cannot hold the role of both chairman of the board of directors and chief executive officer of a company. Furthermore, a person who is directly or indirectly subordinate to a chief executive officer of a company may not serve as the chairman of the board of directors of that company and the chairman of the board of directors may not otherwise serve in any other capacity in a company or in a subsidiary of that company other than as the chairman of the board of directors of such a subsidiary.

The Israeli Companies Law provides that an Israeli company may, under certain circumstances, exculpate an office holder from liability with respect to a breach of his duty of care toward the company if appropriate provisions allowing such exculpation are included in its articles of association. Our Articles of Association permit us to maintain directors’ and officers’ liability insurance and to indemnify our directors and officers for actions performed on behalf of us, subject to specified limitations. We maintain a directors and officers insurance policy which covers the liability of our directors and officers as allowed under the Israeli Companies Law.

The term office holder is defined in the Israeli Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, any other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title. Each person listed in the table above is an office holder, as defined in the Israeli Companies Law.

External and Independent Directors

Under the Israeli Companies Law, the boards of directors of companies whose shares are publicly traded, either within or outside of Israel, are required to include within 90 days from the first day of trading at least two members who qualify as external directors.

External directors must be elected by a majority vote of the shares present and voting at a shareholders meeting, provided that either:

•	the majority of the shares that are voted at the meeting, including at least a majority of the shares held by non-controlling shareholders who do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) who voted at the meeting, excluding abstentions, vote in favor of the election of the external director; or

•	the total number of shares held by non-controlling, disinterested shareholders (as described in the preceding bullet point) that are voted against the election of the external director does not exceed 2% of the aggregate voting rights in the company.

The term controlling shareholder is defined in the Israeli Companies Law as a shareholder with the ability to direct the activities of the Company, other than by virtue of being an office holder. A person may not serve as an external director of a company if (i) such person is a relative of a controlling shareholder of a company or (ii) at the date of such person’s appointment or within the prior two years, such person, such person’s relative, partner, employer or any entity under such person’s control or anyone to whom such person is subordinate, whether directly or indirectly, has or had any affiliation with (a) the company, (b) our controlling shareholder at the time of such person’s appointment or (c) any entity that is either controlled by the company or under common control with the company at the time of such appointment or during the prior two years. If a company does not have a controlling shareholder or a shareholder who holds company shares entitling him to vote at least 25% of the votes in a shareholders meeting, then a person may not serve as an external director if, such person or such person’s relative, partner, employer or any entity under such person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as an external director, any affiliation with the chairman of our board of directors, chief executive officer, a substantial shareholder who holds at least 5% of the issued and outstanding shares of the company or voting rights which entitle him to vote at least 5% of the votes in a shareholders meeting, or the chief financial officer of the company.

The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);

•	control; and

•	service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the public offering.

The term relative is defined as a spouse, sibling, parent, grandparent or descendant; a spouse’s sibling, parent or descendant; and the spouse of each of the foregoing persons.

In addition, no person may serve as an external director if that person’s professional activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority, or ISA, or of an Israeli stock exchange. Furthermore, a person may not continue to serve as an external director if he or she received direct or indirect compensation from the company for his or her role as a director. This prohibition does not apply to compensation paid or given in accordance with regulations promulgated under the Israeli Companies Law or amounts paid pursuant to indemnification and/or exculpation contracts or commitments and insurance coverage. If, at the time an external director is appointed, all current members of the board of directors not otherwise affiliated with the company are of the same gender, then that external director must be of the other gender. In addition, a director of a company may not be elected as an external director of another company if, at that time, a director of the other company is acting as an external director of the first company.

Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided with a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control. This includes engagement to serve as an executive officer or director of the company or a company controlled by its controlling shareholder, or employment by, or providing services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director, for a period of two years (and for a period of one year with respect to relatives of the former external director).

The Israeli Companies Law provides that an external director must meet certain professional qualifications or have financial and accounting expertise and that at least one external director must have financial and accounting expertise. However, if at least one of our other directors (i) meets the independence requirements of the Exchange Act, (ii) meets the standards of the NYSE rules for membership on the audit committee and (iii) has financial and accounting expertise as defined in the Israeli Companies Law and applicable regulations, then neither of our external directors is required to possess financial and accounting expertise as long as both possess other requisite professional qualifications. Our board of directors is required to determine whether a director possesses financial and accounting expertise by examining whether, due to the director’s education, experience and qualifications, the director is highly proficient and knowledgeable with regard to business-accounting issues and financial statements, to the extent that the director is able to engage in a discussion concerning the presentation of financial information in our financial statements, among others. The regulations define a director with the requisite professional qualifications as a director who satisfies one of the following requirements: (i) the director holds an academic degree in either economics, business administration, accounting, law or public administration; (ii) the director either holds an academic degree in any other field or has completed another form of higher education in our primary field of business or in an area which is relevant to the office of an external director; or (iii) the director has at least five years of experience serving in any one of the following, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a corporation with a substantial scope of business; (b) a senior position in our primary field of business; or (c) a senior position in public administration.

The Israeli Companies Law defines an independent director as a director who complies with the following and was appointed as such in accordance with Chapter 1 of Part 56 of the Israeli Companies Law: (1) the director complies with the qualification to serve as an external director as set out in Sections 240 (b)-(f) of the Israeli Companies Law and the audit committee has approved such compliance; and (2) the director has not served as a director of the company for more than nine consecutive years (which, for such purpose, does not include breaks in such service for periods of less than two year).

If an external directorship becomes vacant and there are less than two external directors on the board of directors at the time, then the board of directors is required under the Israeli Companies Law to call a shareholders' meeting as soon as possible to appoint a replacement external director.

Each committee of the board of directors that is authorized to exercise the powers of the board of directors must include at least one external director, except that the audit committee and compensation committee must each include all external directors then serving on the board of directors. Under the Israeli Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation for their services as external directors, other than compensation and reimbursement of expenses pursuant to applicable regulations promulgated under the Companies Law. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term subject to certain exceptions.

We intend to appoint external directors within 90 days from the date our ordinary shares are first publicly traded.

Audit Committee

The Israeli Companies Law requires public companies to appoint an audit committee. We intend to appoint external directors within 90 days from the date our ordinary shares are first publicly traded. The responsibilities of the audit committee include identifying irregularities in the management of our business and approving related party transactions as required by law. An audit committee must consist of at least three directors, including all of its external directors and a majority of independent directors. The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

Our audit committee will be comprised of three independent non-executive directors. Our audit committee will meet at least four times a year and monitors the adequacy of our internal controls, accounting policies and financial reporting. It will regularly review the results of the ongoing risk self-assessment process, which we undertake, and our interim and annual reports prior to their submission for approval by the full board of directors. The audit committee oversees the activities of the internal auditor, sets its annual tasks and goals and reviews its reports. The audit committee reviews the objectivity and independence of the external auditors and also considers the scope of their work and fees.

The audit committee provides assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. The audit committee also oversees the audit efforts of the independent accountants and takes those actions that it deems necessary to satisfy itself that the accountants are independent of management.

Under the Israeli Companies Law, our audit committee will be responsible for (i) determining whether there are deficiencies in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices and amend such deficiencies, (ii) determining whether certain related party transactions (including transactions in which an office holder has a personal interest) should be deemed as material or extraordinary, and to approve such transactions (which may be approved according to certain criteria set out by our audit committee on an annual basis), (iii) to establish procedures to be followed in respect of related party transactions with a controlling shareholder (where such are not extraordinary transactions), which may include, where applicable, the establishment of a competitive process for such transaction, under the supervision of the audit committee, or individual, or other committee or body selected by the audit committee, in accordance with criteria determined by the audit committee; (iv) to determine procedures for approving certain related party transactions with a controlling shareholder, which having been determined by the audit committee not to be extraordinary transactions, were also determined by the audit committee not to be negligible transactions; (v) where the board of directors approves the working plan of the internal auditor, to examine such working plan before its submission to the Board and propose amendments thereto, (iv) examining our internal controls and internal auditor's performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities, (v) examining the scope of our auditor's work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor, and (vi) establishing procedures for the handling of employees' complaints as to the management of our business and the protection to be provided to such employees.

We intend to adopt a written charter for our audit committee, setting forth its responsibilities as outlined by the regulations of the SEC. In addition, we intend for our audit committee to adopt procedures for the receipt, retention and treatment of complaints we may receive regarding accounting, internal accounting controls or auditing matters and the submission by our employees of concerns regarding questionable accounting or auditing matters. In addition, SEC rules mandate that the audit committee of a listed issuer consist of at least three members, all of whom must be independent, as such term is defined by rules and regulations promulgated by the SEC. We intend to be in compliance with the independence requirements of the SEC rules.

The Israeli Companies Law regulations require each public company to appoint a committee that examines the financial statements, which shall consist of at least three members, of which the majority among them shall be independent directors and such committee’s chairman shall be an external director. The committee’s duties are, among others, to examine our financial statements and to recommend and report to the board of directors of the company regarding any problem or defect found in such financial statements.

Any person who is not eligible to serve on the audit committee is further restricted from participating in its meetings and votes, unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a certain matter; provided, however, that company employees who are not controlling shareholders or relatives of such shareholders may be present in the meetings, but not for actual voting, and likewise, company counsel and secretary who are not controlling shareholders or relatives of such shareholders may be present in the meetings and for actual voting if such presence is requested by the audit committee.

In addition to the above, all such committee’s members must apply with the following requirements:

•	All members shall be members of the board of directors of the company.

•	At least one of the committee’s members shall have financial and accounting expertise and the rest of the committee’s members must have the ability to read and understand financial statements.

Financial Statement Examination Committee

Under the Israeli Companies Law, the board of directors of a public company must appoint a financial statement examination committee, which consists of members with accounting and financial expertise or the ability to read and understand financial statements. Following our becoming a public company, we plan to assign to our audit committee the responsibilities and duties of a financial statements examination committee, as permitted under relevant regulations promulgated under the Israeli Companies Law. From time to time as necessary and required to approve our financial statements, the audit committee will hold separate meetings, prior to the scheduled meetings of the entire board of directors regarding financial statement approval. The function of a financial statements examination committee is to discuss and provide recommendations to its board of directors (including the report of any deficiency found) with respect to the following issues: (i) estimations and assessments made in connection with the preparation of financial statements; (ii) internal controls related to the financial statements; (iii) completeness and propriety of the disclosure in the financial statements; (iv) the accounting policies adopted and the accounting treatments implemented in material matters of the company; (v) value evaluations, including the assumptions and assessments on which evaluations are based and the supporting data in the financial statements. Our independent auditors and our internal auditors will be invited to attend all meetings of audit committee when it is acting in the role of the financial statements examination committee.

Compensation Committee

Amendment No. 20 to the Companies Law was published on November 12, 2012 and became effective on December 12, 2012. In general, Amendment No. 20 requires public companies to appoint a compensation committee and to adopt a compensation policy with respect to its officers, or the Compensation Policy. In addition, Amendment No. 20 addresses the corporate approval process required for a public company's engagement with its officers (with specific reference to a director, a non-director officer, a chief executive officer and controlling shareholders and their relatives who are employed by the company).

The compensation committee shall be nominated by the board of directors and be comprised of its members. The compensation committee must consist of at least three members. All of the external directors must serve on the compensation committee and constitute a majority of its members. The remaining members of the compensation committee must be directors who qualify to serve as members of the audit committee (including the fact that they are independent) and their compensation should be identical to the compensation paid to the external directors of the company.

Similar to the rules that apply to the audit committee, the compensation committee may not include the chairman of the board, or any director employed by the company, by a controlling shareholder or by any entity controlled by a controlling shareholder, or any director providing services to the company, to a controlling shareholder or to any entity controlled by a controlling shareholder on a regular basis, or any director whose primary income is dependent on a controlling shareholder, and may not include a controlling shareholder or any of its relatives. Individuals who are not permitted to be compensation committee members may not participate in the committee’s meetings other than to present a particular issue; provided, however, that an employee that is not a controlling shareholder or relative may participate in the committee’s discussions, but not in any vote, and our legal counsel and corporate secretary may participate in the committee’s discussions and votes if requested by the committee.

The roles of the compensation committee are, among others, to: (i) recommend to the board of directors the Compensation Policy for office holders and recommend to the board once every three years the extension of a Compensation Policy that had been approved for a period of more than three years; (ii) recommend to the directors any update of the Compensation Policy, from time to time, and examine its implementation; (iii) decide whether to approve the terms of office and of employment of office holders that require approval of the compensation committee; and (iv) decide, in certain circumstances, whether to exempt the approval of terms of office of a chief executive officer from the requirement of shareholder approval.

The compensation policy requires the approval of the general meeting of shareholders with a “Special Majority”, which requires a majority of the shareholders of the company who are not either a controlling shareholder or an "interested party" in the proposed resolution, or that shareholders holding less than 2% of the voting power in the company voted against the proposed resolution at such meeting. However, under special circumstances, the board of directors may approve the compensation policy without shareholder approval, if the compensation committee and thereafter the board of directors decided, based on substantiated reasons after they have reviewed the compensation policy again, that the compensation policy is in the best interest of the company.

Under the Israeli Companies Law, our compensation policy must generally serve as the basis for corporate approvals with respect to the financial terms of employment or engagement of office holders, including exemption, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company's objective, the company's business plan and its long term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company's risk management, size and nature of its operations. The compensation policy must furthermore consider the following additional factors:

•	The knowledge, skills, expertise, and accomplishments of the relevant office holder;
•	The office holder's roles and responsibilities and prior compensation agreements with him or her;
•	The relationship between the terms offered and the average compensation of the other employees of the company, including those employed through manpower companies;
•	The impact of disparities in salary upon work relationships in the company;
•	The possibility of reducing variable compensation at the discretion of the board of directors; the possibility of setting a limit on the exercise value of non-cash variable equity-based compensation; and
•	As to severance compensation, the period of service of the office holder, the terms of his or her compensation during such service period, the company's performance during that period of service, the person's contributions towards the company's achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The Compensation Policy must also include the following principles:

•	the link between variable compensation and the long term performance and measurable criteria;
•	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;
•	the conditions under which an office holder would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company's financial statements;
•	the minimum holding or vesting period for variable, equity-based compensation; and
•	maximum limits for severance compensation.

We intend to adopt and implement all of the above with regards to the Compensation Committee and policy within 90 days of the date that our ordinary shares are first publicly traded.

D.	Employees

We currently employ fifty (50) individuals most of whom are technicians and engineers. The following table sets forth the numbers of our employees categorized by function as of December 31, 2013, 2014 and 2015.

	December 31, 2013	December 31, 2014	December 31, 2015
Production technicians	36	34	35
Engineers	3	3	4
QA	3	3	3
Logistics	8	4	5
Management	3	3	3
Total	53	47	50

E.	Share Ownership

For information concerning the overall beneficial ownership of our ordinary shares by our executive officers and directors, please see the table in Item 7. “Major Shareholders and Related Party Transactions—Major Shareholders” below.

ESOP

In January 2015, the company's Board of Directors approved an Employee Stock Option Plan for granting options to company employees, consultants and service providers, as per the provisions of Clause 102 to the Income Tax Ordinance, in the "capital gain track". A grant of options under this plan will be by a written agreement with the individual, specifying, inter alia, the number of shares available for issuance upon exercise of the options, date of grant, date of expiration, etc., as approved by the Board of Directors. Under the ESOP the Company was able to grant up to 2,744,201 options to purchase 2,744,201 ordinary shares of the company.

In October 2015 the company's Board of Directors approved to increase the number of options available under the ESOP. Under the revised ESOP the Company may grant up to 5,439,419 options to purchase 5,439,419 ordinary shares of the company.

In April 2016, the Company's Board of Directors approved an increase in the number of options authorized to be granted under the ESOP. Under the revised ESOP the Company may grant up to 7,939,419 options to purchase 7,939,419 ordinary shares of the company

As of April 7, 2016, the Company has granted under the ESOP 6,572,875 options to purchase 6,572,875 ordinary shares of the Company.

Options Table (as of April 7, 2016)

Name	Number of Options
Uri Orbach	1,646,520
Yehuda Yavets-Chen	1,831,586
Yair Ramati	1,903,796
ESOP (currently granted, excluding options granted to Uri Orbach, Yehuda Yavets-Chen, and Yair Ramati)	1,190,973
ESOP (approved but NOT granted)	1,366,544
Tzag Advanced Programs Ltd.(1)	4,604,664
Alon and Tal Tamir, Consultants and Design Ltd.	1,097,680
Amit Morag	1,374,183

(1)	Tzag Advanced Programs Ltd. is owned by Shlomo Tsach and Eran Gross, each of whom owns 50% of the company.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth, as of April 7, 2016, certain information with respect to the beneficial ownership of our common stock by each stockholder known by us to be the beneficial owner of more than 5% of our common stock and by each of our current Directors and executive officers. Each person has sole voting and investment power with respect to the ordinary shares, except as otherwise indicated. Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using "beneficial ownership" concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the disposition of the shares. The person is also deemed to be a beneficial owner of any shares of which that person has a right to acquire beneficial ownership within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest.

The percentages below are calculated based on 54,394,185 ordinary shares issued and outstanding as of April 7, 2016.

Title of Class	Name and Address of Beneficial Owner (²)	Position	Amount and Nature of Beneficial Ownership		Percentage of Class(¹)

Ordinary Shares	Gal Erez	Director	19,209,403		35.3%
Ordinary Shares	Ofer Amir	Director	19,209,404		35.3%
Ordinary Shares	Uri Orbach	Director, CEO & Acting CFO	1,097,680	(3)	2.0%
Ordinary Shares	Yehuda Yavets-Chen	Director	1,831,568	(4)	3.4%
Ordinary Shares	Yair Ramati	Chairman of the Board	0		0%
Ordinary Shares	Daniel Menashy	—	4,294,549		7.9%
All Directors and officers as a Group (5 people)			41,348,055		76.0%

(¹)	Based on 54,394,185 ordinary shares outstanding.
(²)	The address for Mr. Erez is c/o the Company, Haadom St., Kanot Industrial Zone, POB 7, Gedera, Israel

The address for Mr. Amir is c/o the Company, Haadom St., Kanot Industrial Zone, POB 7, Gedera, Israel

The address for Mr. Orbach is c/o the Company, Haadom St., Kanot Industrial Zone, POB 7, Gedera, Israel

The address for Mr. Yavets-Chen is c/o the Company, Haadom St., Kanot Industrial Zone, POB 7, Gedera, Israel

The address for Mr. Menashy is 24C Aluf Yigal Alon St., Herzeliya, Israel

(3)	Consists of 1,097,680 ordinary shares that Mr. Orbach has the right to acquire within 60 days after the date of this table pursuant to a stock option award.

(4)	Consists of 1,831,568 ordinary shares that Mr. Yavents-Chen has the right to acquire within 60 days after the date of this table pursuant to a stock option award.

We are unaware of any contract or other arrangement the operation of which may at a subsequent date result in a change in control of our Company.

B.	Related Party Transactions

Other than the transactions discussed below, since January 1, 2015, we have not entered into any transaction nor are there any proposed transactions in which any of our Directors, executive officers, 10% shareholders, or any member of the immediate family of any of the foregoing had or is to have a direct or indirect material interest.

On March 5, 2015, the Company, Gal Erez and Ofer Amir (collectively the "Controlling Owners") and Mr. Efraim Menashy (the “Entrepreneur”) signed an agreement which effectively canceled the prior contract with the Entrepreneur. Under the March 2015 agreement, the Entrepreneur returned the shares issued and the options granted to him, and the Company undertook to issue a total of 8,008,754 shares to various parties, as per the request of the Entrepreneur and in accordance with the agreement signed with him. These shares represented approximately 15.18% of the Company’s fully diluted paid-in share capital.

On April 14, 2015, the Company’s Board of Directors approved the issuance of a total of 8,008,754 shares to various parties, as per the request of the Entrepreneur, simultaneously with the approval of the Board of Directors for the cancelation of 16,465,203 ordinary shares in the Company issued and of 5,488,400 options granted to the Entrepreneur as mentioned above.

Contracts with Key Personnel:

In August 2014, the Company contracted with Mr. Efraim Menashy, an entrepreneur with extensive experience in the development of UAVs, to serve as the Company's Chief Technological Officer. The August 2014 contract stipulated as follows:

•	Monthly consideration of approximately $10,000 (NIS 35,000), as well as an additional approximately $4,300 (NIS 15,000) for the first 6 months, against an invoice.

•	A loan in the aggregate of approximately $14,300 (NIS 50,000), which will be considered a gift at the end of a two-year period, if the prototype development is completed at that time.

•	Non-competition agreement for a 24-month period following the end of the contract.

On March 5, 2015, the Company and the Entrepreneur signed a new agreement pursuant to which the Entrepreneur will not receive payment for services rendered with respect of the period of early notice (through May 12, 2015). Instead, the Company will pay the Entrepreneur a sum of approximately $33,000 (NIS 128,000) as consideration for that period, net of the loan granted.

The Company contracted with Mr. Ofer Amir to serve as an active director in the company, commencing November 2014. In consideration for these services, the company will pay a monthly fee of approximately $5,500 (NIS 19,000).

The Company contracted with Mr. Gal Erez to serve as an active director in the company, commencing November 2014. In consideration for these services, the company will pay a monthly fee of approximately $5,500 (NIS 19,000).

The Company contracted with Mr. Uri Orbach to serve as CEO of the company, commencing September 2014. In consideration for these services, the company will pay a monthly fee of approximately $8,500 (NIS 30,000), against an invoice, as well as provide a cellular phone, car, etc, as detailed in the contract. Likewise, the CEO will be entitled to an annual bonus in 2014-2015, subject to the company achieving a target net profit. In addition, the Company undertook to grant the CEO options, as detailed in the company option plan, which grant was authorized by the Board of Directors in January 2015.

On October 25, 2015, the Company signed an amendment to the agreement with Mr. Uri Orbach. According to the amendment, in the event that the Company will raise additional capital of $1,000,000, the monthly payments to Mr. Orbach will increase to NIS 40,000. Likewise, according to the amendment, the Company will grant Mr. Orbach an additional 548,840 options, according to the terms of the options previously granted.

On April 5, 2016, the Company entered into an agreement with Mr. Yair Ramati to serve as the active Chairman of its Board of Directors. In consideration for these services, the Company will pay a monthly fee of NIS 10,000. In the event that the Company will raise $5,000,000 in financing, the monthly payments to Mr. Ramati will increase to NIS 15,000. In the event that the Company will raise an additional $2,500,000 in financing, the monthly payments to Mr. Ramati will increase to NIS 20,000. In addition, the Company will grant Mr. Ramati options to purchase 1,903,796 shares of its ordinary shares, at an exercise price equal to $0 per share, with vesting tied to registration of the Company's shares for trading in the U.S. and certain capital raising milestones.

Shareholders' Loan

On February 23, 2015, the Company signed an agreement with the external investors delineating the terms of the Company's outstanding shareholders' loan. According to the agreement, the loan will bear interest at an annual rate of 4%, and the redemption date thereof will be postponed for a 24 month period from date of contract, until February 22, 2017.

The Company received an expert valuation of the market value of cost of debt, which was estimated at 24.3%. The difference between the interest as calculated according to the loan agreement and the aforementioned cost of debt was charged to a capital reserve in shareholders' equity.

C.	Interest of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

We have appended our financial statements at the end of this Annual Report, starting at page F-1, as part of this Annual Report.

Legal Proceedings

A former employee submitted a request for damages in the amount of approximately $90,000 (NIS 310,000) regarding a work-related injury in 2014. The Company is covered by an employer's liability policy with a deductible of approximately $2,000 (NIS 7,000). A claim was submitted against the insurance company, which gave an initial estimate of the Company's exposure at the amount of the deductible. However, due to the preliminary stages of the claim and due to the fact that a legal claim has not been filed, it is difficult to estimate the claimed damages and the Company's exposure thereof.

In December 2014, a letter was received from the special managers of the former parent company requesting compensation in the amount of approximately $42,000 (NIS 159,000) in connection with the forfeiture of a bank guarantee for alleged breaches in the rental contract of the industrial building in which the Company operates. The Company responded with a complete rejection of the claims made by the special managers. As of the date of this Annual Report, the special managers have not responded to the Company.

A former employee submitted a claim against the Company in the amount of approximately $110,000 (NIS 381,339) in connection with his employment termination rights, including claims for severance pay, vacation pay and other related expenses. The Company attempted to settle the dispute with the former employee and proposed a compromise in June 2014. The former employee has not responded to the Company's proposed compromise.

We know of no material proceedings to which any of our Directors, officers, affiliates, owner of record or beneficially of more than five percent (5%) of our voting securities is an adverse party or has a material interest adverse to our interest.

Dividend Policy

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares or Securities. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our Board of Directors has discretion as to whether to distribute dividends, subject to applicable laws. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay them pro rata to all our shareholders. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

Other than the fact that our Registration Statement on Form F-1 was declared effective on March 28, 2016, no significant changes have occurred since December 31, 2015, except as otherwise disclosed in this Annual Report.

Item 9.   THE OFFER AND LISTING

A.	Offer and Listing Details

Please see our response to Item 9.C below.

B.	Plan of Distribution

Not applicable.

C.	Markets

There is no established public trading market for our ordinary shares; however, we intend to have a market maker file an application with the Financial Industry Regulatory Authority (FINRA) to have our ordinary shares quoted on the OTCQB or equivalent quotation service.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.                ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Articles of Association

On April 18, 2016, the shareholders of the Company approved the adoption of the amended Articles of Association of the Company attached as an exhibit to this Annual Report.

Registration Number and Purposes of the Company

Our company number with the Israeli Registrar of Companies is 514030741. Our purpose is set forth in Section 5 of our Articles of Association and includes every lawful purpose.

Approval of Related Party Transactions under the Israeli Companies Law

Fiduciary duties of office holders

The Israeli Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. The duty of care of an office holder is based on the duty of care set forth in connection with the tort of negligence under the Israeli Torts Ordinance (New Version) 5728-1968. This duty of care requires an office holder to act with the degree of proficiency with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means, in light of the circumstances, to obtain:

•	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and
•	all other important information pertaining to these action

The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, and includes the duty to:

•	refrain from any act involving a conflict of interest between the performance of his or her duties in the company and his or her other duties or personal affairs;
•	refrain from any activity that is competitive with the business of the company;
•	refrain from exploiting any business opportunity of the company for the purpose of gaining a personal advantage for himself or herself or others; and
•	disclose to the company any information or documents relating to our affairs which the office holder received as a result of his or her position as an office holder.

We may approve an act performed in breach of the duty of loyalty of an office holder provided that the office holder acted in good faith, the act or its approval does not harm the company, and the office holder discloses his or her personal interest, as described below.

Disclosure of personal interests of an office holder and approval of acts and transactions

The Israeli Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information or documents relating to any existing or proposed transaction by the company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. An office holder is not obligated to disclose such information if the personal interest of the office holder derives solely from the personal interest of his or her relative in a transaction that is not considered as an extraordinary transaction.

The term personal interest is defined under the Israeli Companies Law to include the personal interest of a person in an action or in the business of a company, including the personal interest of such person’s relative or the interest of any corporation in which the person is an interested party, but excluding a personal interest stemming solely from the fact of holding shares in the company. A personal interest furthermore includes the personal interest of a person for whom the office holder holds a voting proxy or the interest of the office holder with respect to his or her vote on behalf of the shareholder for whom he or she holds a proxy even if such shareholder itself has no personal interest in the approval of the matter. An office holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction.

Under the Israeli Companies Law, an extraordinary transaction which requires approval is defined as any of the following:

•	a transaction other than in the ordinary course of business;
•	a transaction that is not on market terms; or
•	a transaction that may have a material impact on our profitability, assets or liabilities.

Under the Israeli Companies Law, once an office holder has complied with the disclosure requirement described above, a company may approve a transaction between the company and the office holder or a third party in which the office holder has a personal interest, or approve an action by the office holder that would otherwise be deemed a breach of duty of loyalty. However, a company may not approve a transaction or action that is adverse to our interest or that is not performed by the office holder in good faith.

Under the Israeli Companies Law, unless the articles of association of a company provide otherwise, a transaction with an office holder, a transaction with a third party in which the office holder has a personal interest, and an action of an office holder that would otherwise be deemed a breach of duty of loyalty requires approval by the board of directors. Our Articles of Association do not provide otherwise. If the transaction or action considered is (i) an extraordinary transaction, (ii) an action of an office holder that would otherwise be deemed a breach of duty of loyalty and may have a material impact on a company’s profitability, assets or liabilities, (iii) an undertaking to indemnify or insure an office holder who is not a director, or (iv) for matters considered an undertaking concerning the terms of compensation of an office holder who is not a director, including, an undertaking to indemnify or insure such office holder, then approval by the audit committee is required prior to approval by the board of directors. Arrangements regarding the compensation, indemnification or insurance of a director require the approval of the audit committee, board of directors and shareholders, in that order.

A director who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may generally not be present at the meeting or vote on the matter, unless a majority of the directors or members of the audit committee have a personal interest in the matter or the chairman of the audit committee or board of directors, as applicable, determines that he or she should be present to present the transaction that is subject to approval. If a majority of the directors have a personal interest in the matter, such matter would also require approval of the shareholders of the company.

Disclosure of personal interests of a controlling shareholder and approval of transactions

Under the Israeli Companies Law and a recent amendment thereto, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, as well as transactions for the provision of services whether directly or indirectly by a controlling shareholder or his or her relative, or a company such controlling shareholder controls, and transactions concerning the terms of engagement of a controlling shareholder or a controlling shareholder’s relative, whether as an office holder or an employee, require the approval of the audit committee, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, such shareholder approval must fulfill one of the following requirements:

•	at least a majority of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or
•	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval is required once every three years, unless the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto.

Duties of shareholders

Under the Israeli Companies Law, a shareholder has a duty to refrain from abusing its power in the company and to act in good faith and in an acceptable manner in exercising its rights and performing its obligations to the company and other shareholders, including, among other things, voting at general meetings of shareholders on the following matters:

•	an amendment to the articles of association;
•	an increase in our authorized share capital;
•	a merger;
•	an increase in our authorized share capital; and
•	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from discriminating against other shareholders.

The remedies generally available upon a breach of contract will also apply to a breach of the above mentioned duties, and in the event of discrimination against other shareholders, additional remedies are available to the injured shareholder.

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or has another power with respect to a company, is under a duty to act with fairness towards the company. The Israeli Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

Approval of Compensation to Our Officers and Directors

The Israeli Companies Law prescribes that compensation to officers and directors must be approved by a company’s board of directors.

As detailed above, our compensation committee will be established within 90 days of the date our ordinary shares are first publicly traded and will consist of three independent directors. The responsibilities of the compensation committee are to set our overall policy on executive remuneration and to decide the specific remuneration, benefits and terms of employment for directors, officers and the Chief Executive Officer.

The objectives of the compensation committee’s policies are that such individuals should receive compensation which is appropriate given their performance, level of responsibility and experience. Compensation packages should also allow us to attract and retain executives of the necessary caliber while, at the same time, motivating them to achieve the highest level of corporate performance in line with the best interests of shareholders. In order to determine the elements and level of remuneration appropriate to each executive director, the compensation committee reviews surveys on executive pay, obtains external professional advice and considers individual performance.

Internal Auditor

Under the Israeli Companies Law, the board of directors of a public company must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether our actions comply with the law and orderly business procedure. Under the Israeli Companies Law, an internal auditor may not be:

•	a person (or a relative of a person) who holds more than 5% of our shares;
•	a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;

•	an executive officer or director of the company (or a relative thereof); or
•	a member of our independent accounting firm, or anyone on his or her behalf.

We intend to comply with the requirement of the Israeli Companies Law relating to internal auditors within 90 days of the date our ordinary shares are first publicly traded.

Rights, Preferences, and Restrictions Attaching to our Ordinary Shares

Our ordinary shares that are fully paid for are issued in registered form and may be freely transferred under our Articles of Association, unless the transfer is restricted or prohibited by applicable law or the rules of a stock exchange on which the shares are traded. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our Articles of Association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Pursuant to the Israeli Companies Law and our Articles of Association, our board of directors may exercise all powers and take all actions that are not required under law or under our Articles of Association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Our Articles of Association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Israeli Companies Law and must be approved by a resolution duly passed by our shareholders at a general or special meeting by voting on such change in the capital. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings and profits and an issuance of shares for less than their nominal value, require a resolution of our board of directors and court approval.

Our Articles of Association provide that we are authorized to issue one class of equity securities comprised of 1,000,000,000 ordinary shares with no par value per share. We are also authorized to issue rights, warrants, and options to purchase any class of equity securities.

Pursuant to the terms of our Articles of Association, our ordinary shares may be issued from time to time without any action by the stockholders for such consideration as may be fixed from time to time by the Board of Directors, and shares so issued, the full consideration for which has been paid or delivered, shall be deemed the full paid up stock, and the holder of such shares shall not be liable for any further payment thereof. Ordinary shares are not redeemable, do not have any conversion or preemptive rights, and are not subject to further calls or assessments by the Company once fully paid, and shall not be subject to assessment to pay the debts of the Company. Holders of ordinary shares are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and may not cumulate their votes for the election of directors.

Holders of ordinary shares will be entitled to share pro rata in such dividends and other distributions as may be declared from time to time by the Board of Directors out of funds legally available therefore. Upon liquidation or dissolution of, or any distribution of the assets of, the Company, holders of ordinary shares will be entitled to share proportionally in all assets available for distribution.

Transfer of Shares

Our fully paid ordinary shares may be freely transferred under our amended Articles of Association, unless the transfer is restricted or prohibited by another instrument or applicable law. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our amended Articles of Association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Dividends

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Israeli Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless such company’s articles of association provide otherwise. Our Articles of Association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Israeli Companies Law, we may only distribute dividends from our profits accrued over the previous two years, as defined in the Israeli Companies Law, according to our then last reviewed or audited financial reports, or we may distribute dividends with court approval. In each case, we are only permitted to pay a dividend if there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

Differences in Corporate Law

We are incorporated under the laws of Israel. The laws applicable to Israeli corporations may differ in certain respects from the laws applicable to corporations incorporated in the State of Delaware. Within our discussion below of Israeli corporate law and the rights and obligations as set forth in our Articles of Association, we summarize material differences between the rights of holders of our ordinary shares and the rights of holders of the common stock of a typical corporation incorporated under the laws of the state of Delaware that result from differences in governing documents and the laws of Israel and Delaware. This discussion does not purport to be a complete statement of the rights of holders of our ordinary shares under applicable Israel law and our Articles of Association or the rights of holders of the common stock of a typical corporation under applicable Delaware law and a typical certificate of incorporation and bylaws.

Election of Directors

Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, subject to the special approval requirements for external directors described above.

Pursuant to our Articles of Association, other than the external directors, for whom special election requirements apply under the Israeli Companies Law, our directors are elected at a general or special meeting of our shareholders and serve on the board of directors until the end of the next general meeting or they are removed by the majority of our shareholders at a general or special meeting of our shareholders or upon the occurrence of certain events, in accordance with the Israeli Companies Law and our Articles of Association. In addition, our Articles of Association allow our board of directors to appoint directors to fill vacancies on the board of directors to serve until the next general meeting or special meeting, or earlier if required by our Articles of Association or applicable law. External directors are elected for an initial term of three years and may be removed from office pursuant to the terms of the Israeli Companies Law.

Israeli Variance from Delaware: In contrast, Delaware General Corporation Law generally provides for a one-year term for directors, but permits directorships to be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the certificate of incorporation, an initial bylaw or a bylaw adopted by the shareholders. A director elected to serve a term on a “classified” board may not be removed by shareholders without cause. There is no limit to the number of terms a director may serve.

Appointment of Alternate Directors

Pursuant to our Articles of Association, an absent director may appoint, by written notice, an alternate director to attend a board meeting in his place.

Israeli Variance from Delaware: In contrast, a director of a Delaware corporation may not grant a proxy to another person to vote on such director’s behalf at a board meeting.

Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special meetings. Our board of directors may call special meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Israeli Companies Law provides that our board of directors is required to convene a special meeting upon the written request of (i) any two of our directors or one quarter of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (1) 5% of our outstanding shares and 1% of our outstanding voting power or (2) 5% of our outstanding voting power.

Subject to the provisions of the Israeli Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and forty days prior to the date of the meeting. Furthermore, the Israeli Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

●	amendments to our Articles of Association;
●	appointment or termination of our auditors;
●	appointment of directors and appointment and dismissal of external directors;
●	approval of acts and transactions requiring general meeting approval pursuant to the Israeli Companies Law;
●	director compensation, indemnification and change of the principal executive officer;
●	increases or reductions of our authorized share capital;
●	a merger; and
●	the exercise of our Board of Director’s powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Israeli Companies Law requires that a notice of any annual or special shareholders meeting be provided at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

The Israeli Companies Law does not allow shareholders of publicly traded companies to approve corporate matters by written consent.

Pursuant to our Articles of Association, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting.

Quorum

The quorum required for our general meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot who hold or represent between them more than 25% of the total outstanding voting rights.

A meeting adjourned for lack of a quorum is adjourned to the same day in the following week at the same time and place or on a later date if so specified in the summons or notice of the meeting. At the reconvened meeting, the presence of two shareholders shall constitute a lawful quorum.

Resolutions

Our Articles of Association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by applicable law.

Israeli law provides that a shareholder of a public company may vote in a meeting and in a class meeting by means of a written ballot in which the shareholder indicates how he or she votes on resolutions relating to the following matters:

●	an appointment or removal of directors;
●	an approval of transactions with office holders or interested or related parties;
●	an approval of a merger or any other matter in respect of which there is a provision in the articles of association providing that decisions of the general meeting may also be passed by written ballot;
●	authorizing the chairman of the board of directors or his relative to act as our chief executive officer or act with such authority; or authorize our chief executive officer or his relative to act as the chairman of the board of directors or act with such authority; and

●	other matters which may be prescribed by Israel’s Minister of Justice.

The provision allowing the vote by written ballot does not apply where the voting power of the controlling shareholder is sufficient to determine the vote.

The Israeli Companies Law provides that a shareholder, in exercising his or her rights and performing his or her obligations toward the company and its other shareholders, must act in good faith and in a customary manner, and avoid abusing his or her power. This is required when voting at general meetings on matters such as changes to the articles of association, increasing our registered capital, mergers and approval of related party transactions. A shareholder also has a general duty to refrain from depriving any other shareholder of its rights as a shareholder. In addition, any controlling shareholder, any shareholder who knows that its vote can determine the outcome of a shareholder vote and any shareholder who, under such company’s articles of association, can appoint or prevent the appointment of an office holder, is required to act with fairness towards the company. The Israeli Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply to a breach of the duty to act with fairness, and, to the best of our knowledge, there is no binding case law that addresses this subject directly.

Under the Israeli Companies Law, unless provided otherwise in a company’s articles of association, a resolution at a shareholders meeting requires approval by a simple majority of the voting rights represented at the meeting, in person, by proxy or written ballot, and voting on the resolution. A resolution for the voluntary winding up of the company requires the approval of holders of 75% of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting on the resolution.

Under the Israeli Companies Law, shareholders are not permitted to take action via written consent in lieu of a meeting.

Israeli Variance from Delaware: In contrast, under Delaware law, unless otherwise provided in the corporation’s certificate of incorporation, any action required or permitted to be taken at any annual or special meeting of shareholders of a corporation may be taken without a meeting, without prior notice and without a vote, if one or more consents in writing, setting forth the action to be so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Liquidation

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Access to Corporate Records

Under the Israeli Companies Law, all shareholders of a company generally have the right to review minutes of our general meetings, its shareholders register and principal shareholders register, articles of association, financial statements and any document it is required by law to file publicly with the Israeli Companies Registrar. Any of our shareholders may request access to review any document in our possession that relates to any action or transaction with a related party, interested party or office holder that requires shareholder approval under the Israeli Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial secret or a patent or that the document’s disclosure may otherwise prejudice our interests.

Acquisitions under Israeli Law

Full Tender Offer

A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Israeli Companies Law to make a tender offer to all of our shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the same class for the purchase of all of the issued and outstanding shares of the same class. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law (provided that a majority of the offerees that do not have a personal interest in such tender offer shall have approved the tender offer except that if the total votes to reject the tender offer represent less than 2% of the company’s issued and outstanding share capital, in the aggregate, approval by a majority of the offerees that do not have a personal interest in such tender offer is not required to complete the tender offer). However, a shareholder that had its shares so transferred may petition the court within six months from the date of acceptance of the full tender offer, whether or not such shareholder agreed to the tender or not, to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court unless the acquirer stipulated in the tender offer that a shareholder that accepts the offer may not seek appraisal rights. If the shareholders who did not accept the tender offer hold 5% or more of the issued and outstanding share capital of the company or of the applicable class, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of our issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Special Tender Offer

The Israeli Companies Law provides that an acquisition of shares of a public Israeli company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company, unless one of the exemptions in the Israeli Companies Law is met. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of 45% or more of the voting rights in the company, if there is no other shareholder of the company who holds 45% or more of the voting rights in the company, unless one of the exemptions in the Israeli Companies Law is met.

A special tender offer must be extended to all shareholders of a company but the offeror is not required to purchase shares representing more than 5% of the voting power attached to our outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to our outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger

The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Israeli Companies Law are met, a majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called with at least 35 days’ prior notice.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person who holds 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed by each party with the Israeli Registrar of Companies and 30 days have passed from the date the merger was approved by the shareholders of each party.

Antitakeover Measures

The Israeli Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights, distributions or other matters and shares having preemptive rights. As of the date of this Annual Report, we do not have any authorized or issued shares other than our ordinary shares. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our Articles of Association which requires the prior approval of the holders of a majority of our shares at a general meeting. Shareholders voting in such meeting will be subject to the restrictions provided in the Israeli Companies Law as described above.

Borrowing Powers

Under the Israeli Companies Law, our board of directors may exercise all powers and take all actions that are not required under law or under our amended and restated articles of association to be exercised or taken by our shareholders or other corporate bodies, including the power to borrow money for company purposes.

Transfer Agent

The transfer agent for our ordinary shares is VStock Transfer, LLC.

C.	Material Contracts

On April 5, 2016, the Company signed an agreement with Yair Ramati, the Company's new Chairman of the Board. According to this agreement:

•	Mr. Ramati will receive NIS 10,000 monthly for his services as Chairman.

•	In the event that the Company will raise $5,000,000 in financing, the monthly payments to Mr. Ramati will increase to NIS 15,000.

•	In the event that the Company will raise an additional $2,500,000 in financing, the monthly payments to Mr. Ramati will increase to NIS 20,000.

•	The Company will grant Mr. Ramati options to purchase 1,903,796 shares of the Registrant’s ordinary shares, at an exercise price equal to $0 per share, with vesting tied to registration of the Company's shares for trading in the U.S. and certain capital raising milestones.

On March 9, 2016, the Company signed a new agreement with Tzag Advanced Programs Ltd. ("Tzag"), which agreement replaced the existing agreement with Tzag. According to the new agreement, Tzag will provide services to the Company in the development of solar-powered UAVs. In consideration for providing the Services the Company will pay Tzag the New Israeli Shekel equivalent of seventy U.S. dollars (US$70) per hour. In addition, the Company undertook to grant an aggregate of 5,755,830 options to Tzag.

In November 2015, the Company signed an agreement with Mr. Yehuda Yavets-Chen to serve as a director of the Company. In return for these services, the company will grant Mr. Yavets-Chen 1,831,586 options which represented 3% of the Company's issued and paid-in share capital as of the date of the agreement.

In June 2015, the Company entered into an agreement with Mr. Udi Pridan (the "Service Provider"), under the terms of which the Service Provider will provide promotional services to the Company pertaining to capital raising and seeking investors, which will also include advertising services and media consulting. In consideration for his services, the Service Provider will receive ordinary shares of the Company which will constitute 3.5% of the Company's issued and outstanding share capital (the "Consideration"). The Company's obligation to pay the Consideration to the Service Provider is subject to the Company's shares being listed on the OTC Bulletin Board or an equivalent quotation service.

In November 2014, the company signed an agreement with Alon and Tal Tamir Consultants and Design Ltd. (the "Consultant"), to serve as a senior consultant for the development of UAVs. In return for its services, the Company agreed to compensate the Consultant with a monthly fee of NIS 10,000 as well as to grant the Consultant 274,420 options. On August 10, 2015, the parties signed an amendment to the agreement, reducing the monthly payment to NIS 500 and granting the Consultant 1,097,680 options to purchase 1,097,680 ordinary shares of the Company under the Company's ESOP.

D.	Exchange Controls.

In 1998, Israeli currency control regulations were liberalized significantly, so that Israeli residents generally may freely deal in foreign currency and foreign assets, and non-residents may freely deal in Israeli currency and Israeli assets.  There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares, or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel. Non-residents of Israel may freely hold and trade our securities. Neither our articles nor the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents, except that such restrictions may exist with respect to citizens of countries which are in a state of war with Israel.

E.	Taxation

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.  This summary does not discuss all of the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion.

Certain Israeli Tax Consequences

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.

Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the seller's country of residence provides otherwise.

Capital gain is generally subject to tax at the corporate tax rate (26.5% in 2015 and 25% in 2016 and thereafter), if generated by a company, or if generated by an individual (from the sale of an asset purchased on or after January 1, 2003) at the rate of 25% or at a rate of 30% in the case of sale of shares by a Substantial Shareholder (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company's “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive proceeds upon liquidation and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 48% for an individual in 2015).

Notwithstanding the foregoing, a non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a recognized stock exchange in Israel or outside of Israel will generally be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of 25% or more in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Additionally, a sale of shares by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the disposition of shares by a shareholder who (i) is a U.S. resident (for purposes of the treaty), (ii) holds the shares as a capital asset, and (iii) is entitled to claim the benefits afforded to such person by the treaty, is generally exempt from Israeli capital gains tax. Such exemption will not apply if (i) the capital gain arising from the disposition can be attributed to a permanent establishment in Israel; (ii) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting rights during any part of the 12-month period preceding the disposition, subject to certain conditions; or (iii) such U.S. resident is an individual and was present in Israel for a period or periods aggregating to 183 days or more during the relevant taxable year. In such case, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, the taxpayer would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to U.S. state or local taxes.

In some instances, whether or not our shareholders are liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the Israel Tax Authority to confirm their status as a non-Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Taxation of Non-Israeli Shareholders on Receipt of Dividends.

Non-Israeli residents are generally subject to Israeli withholding tax on the receipt of dividends paid on our ordinary shares at the rate of 25%. With respect to a person who is a Substantial Shareholder at the time of receiving the dividend or at any time during the preceding 12 months, the applicable withholding tax rate is 30%, unless such Substantial Shareholder holds such shares through a nominee company, in which case the rate is 25%.

For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the United States-Israel Tax Treaty) is 25%. However, for dividends (not generated by an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise as defined under the Israeli Law for the Encouragement of Capital Investments, 5719-1959) paid to a U.S. corporation holding 10% or more of the outstanding voting rights throughout the tax year in which the dividend is distributed as well as during the previous tax year, the maximum rate of withholding tax is generally 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed limitations under U.S. laws applicable to foreign tax credits.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer for more than 180 days during the tax year and (ii) the taxpayer has no other taxable sources of income in Israel with respect to the period for which a tax return is required to be filed.

We cannot assure you that in the event we declare a dividend we will designate the income that we may distribute in a way that will reduce shareholders' tax liability.

Excess Tax

Beginning on January 1, 2013, an additional tax liability at the rate of 2% was added to the applicable tax rate on the annual taxable income of individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 810,720 (in 2015) which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain, subject to the provisions of an applicable tax treaty.

Certain United States Federal Income Tax Consequences

The following is a description of certain United States federal income tax consequences relating to the acquisition, ownership and disposition of our ordinary shares by a U.S. Holder (as defined below). This description addresses only the United States federal income tax consequences to U.S. Holders that hold our ordinary shares as capital assets. This description does not address tax considerations applicable to U.S. Holders that may be subject to special tax rules, including, without limitation:

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	dealers or traders in securities, commodities or currencies;

•	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code, respectively;

•	certain former citizens or long-term residents of the United States;

•	persons that received our shares as compensation for the performance of services;

•	persons that will hold our shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for United States federal income tax purposes;

•	partnerships (including entities classified as partnerships for United States federal income tax purposes) or other pass-through entities, or holders that will hold our shares through such an entity;

•	S corporations;

•	holders that acquire ordinary shares as a result of holding or owning our preferred shares;

•	holders whose “functional currency” is not the U.S. Dollar; or

•	holders that own directly, indirectly or through attribution 10.0% or more of the voting power or value of our shares.

Moreover, this description does not address the United States federal estate, gift or alternative minimum tax consequences, or any state, local or foreign tax consequences, of the acquisition, ownership and disposition of our ordinary shares.

This description is based on the Code, existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurances that the U.S. Internal Revenue Service, or IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained. Holders should consult their own tax advisors concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of our ordinary shares in their particular circumstances.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for United States federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if such trust has validly elected to be treated as a United States person for United States federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to the particular United States federal income tax consequences of acquiring, owning and disposing of our ordinary shares in its particular circumstance

You should consult your tax advisor with respect to the United States federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares.

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, the gross amount of any distribution made to you with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom, other than certain distributions, if any, of our ordinary shares distributed pro rata to all our shareholders, generally will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles. Therefore, if you are a U.S. Holder you should expect that the entire amount of any distribution generally will be reported as dividend income to you. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may qualify for the preferential rates of taxation with respect to dividends on ordinary shares if certain requirements, including stock holding period requirements, are satisfied by the recipient and the company is eligible for the benefits of the United States-Israel Tax Treaty.

However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. To the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a return of your adjusted tax basis in our ordinary shares and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder has held our ordinary shares for more than one year as of the time such distribution is received.

Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from your taxable income or credited against your United States federal income tax liability. If you are a U.S. Holder, dividends paid to you with respect to our ordinary shares will generally be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. However, for periods in which we are a “United Stated-owned foreign corporation,” a portion of dividends paid by us may be treated as U.S. source solely for purposes of the foreign tax credit. We would be treated as a United States-owned foreign corporation if 50% or more of the total value or total voting power of our stock is owned, directly, indirectly or by attribution, by United States persons. To the extent any portion of our dividends is treated as U.S. source income pursuant to this rule, the ability of a U.S. Holder to claim a foreign tax credit for any Israeli withholding taxes payable in respect of our dividends may be limited. A U.S. Holder entitled to benefits under the United States-Israel Tax Treaty may, however, elect to treat any dividends as foreign source income for foreign tax credit purposes if the dividend income is separated from other income items for purposes of calculating the U.S. Holder’s foreign tax credit. U.S. Holders should consult their own tax advisors about the impact of, and any exception available to, the special sourcing rule described in this paragraph, and the desirability of making, and the method of making, such an election.

The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, you generally will recognize gain or loss on the sale, exchange or other taxable disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other taxable disposition and your adjusted tax basis in our ordinary shares, and such gain or loss will be capital gain or loss. The adjusted tax basis in an ordinary share generally will be equal to the cost of such ordinary share. Except as discussed below with respect to foreign currency gain or loss, if you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other taxable disposition of ordinary shares is generally eligible for a preferential rate of taxation applicable to capital gains, if your holding period for such ordinary shares exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses for United States federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

A U.S. Holder’s initial tax basis in the ordinary shares will generally be the U.S. dollar value of the purchase price of our ordinary shares on the date of purchase. If our ordinary shares are treated as traded on an ‘‘established securities market,’’ a cash basis U.S. Holder or, if it elects, an accrual basis U.S. Holder, will determine the U.S. dollar value of the cost of such ordinary shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. Such an election by an accrual basis U.S. Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS. The amount realized generally will be the U.S. dollar value of the payment received determined on the date of disposition. If our ordinary shares are treated as traded on an established securities market, a cash basis taxpayer, or, if it elects, an accrual basis taxpayer, will determine the U.S. dollar value of the amount realized by translating the amount realized (as determined on the trade date) at the spot rate of exchange on the settlement date of the sale.

On the settlement date, the U.S. Holder will recognize U.S. source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of ordinary shares traded on an established securities market that are sold by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), the amount realized will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognized at that time.

Passive Foreign Investment Company Considerations

PFIC Status of the Company

If we were to be classified as a “passive foreign investment company,” or PFIC, in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A non-U.S. corporation will be classified as a PFIC for federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either:

•	at least 75% of its gross income is “passive income”; or

•	at least 50% of the average quarterly value of its total gross assets (which, assuming we were a non-publicly traded CFC for the year being tested may be measured by the adjusted tax basis of our assets or, if we were a publicly traded CFC or not a CFC, the total value of our assets may be measured in part by the market value of our ordinary shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-U.S. corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares, regardless of whether we continue to meet the tests described above.

We must determine our PFIC status annually based on tests which are factual in nature, and our status will depend on our income, assets and activities each year.

If we were a PFIC, and you are a U.S. Holder, then unless you make the “mark-to-market” election described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (i) the excess distribution or gain had been realized ratably over your holding period, (ii) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax, at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest change discussed below), and (iii) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above.

If a U.S. Holder makes the mark-to-market election, then, in lieu of being subject to the tax and interest charge rules discussed above, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ordinary shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The mark-to-market election is available only if we are a PFIC and our ordinary shares are “regularly traded” on a “qualified exchange.” Our ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principle purposes the meeting of the trading requirement as disregarded). The OTCBB is not a qualified exchange for this purpose and, consequently, if the ordinary shares are quoted on the OTCBB or equivalent quotation service, the mark-to-market election will not be available to a U.S. Holder.

In certain circumstances, the adverse tax consequences of the special tax regime described above may be mitigated if a U.S. Holder makes a timely “qualified electing fund” election (a “QEF election”) (rather than a mark-to-market election) with respect to its interest in a PFIC; however, we do not intend to provide U.S. Holders with the information required to implement a QEF election with respect to our ordinary shares.

If we are determined to be a PFIC, the general tax treatment for U.S. Holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. Holders in respect of any of our subsidiaries that also may be determined to be PFICs.

If a U.S. Holder owns ordinary shares during any year in which we are a PFIC, the U.S. Holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the company, generally with the U.S. Holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisors regarding whether we are a PFIC and the potential application of the PFIC rules.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of ordinary shares. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our ordinary shares.

Backup Withholding Tax and Information Reporting Requirements

United States backup withholding tax and information reporting requirements may apply to certain payments to certain holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our ordinary shares made within the United States, or by a United States payer or United States middleman, to a holder of our ordinary shares, other than an exempt recipient (including a payee that is not a United States person that provides an appropriate certification and certain other persons). A payer will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a United States payer or United States middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the beneficial owner’s United States federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the IRS.

Foreign Asset Reporting

Certain U.S. Holders who are individuals are required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of your particular situation.

F.	Dividend and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are currently subject to the informational requirements of the Exchange Act applicable to foreign private issuers and fulfill the obligations of these requirements by filing reports with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to file with the SEC, within 120 days after the end of each subsequent fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm.

You may read and copy any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov.

I.	Subsidiary Information

Not applicable.

Item 11.                  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss related to changes in market prices, including interest rates and foreign exchange rates, of financial instruments that may adversely impact our consolidated financial position, results of operations or cash flows.

Foreign currency exchange risk

The New Israeli Shekels (NIS) is our functional currency and the U.S. dollar is our reporting currency. This exposes us to risk associated with exchange rate fluctuations vis-à-vis the U.S. dollar. See “Item 3.D. Risk Factors.” We anticipate that our expenses, principally of salaries and related personnel expenses, will continue to be denominated in NIS.

In addition, the revenues we plan on realizing from our operations may be payable in Euros or in other currencies. As a result, we are exposed to the currency fluctuation risks relating to the recording of our revenues in U.S. dollars. For example, if the U.S. dollar weakens against either the NIS or the Euro, our reported revenues in U.S. dollars may be lower than anticipated.

In 2015, the value of the shekel depreciated relative to the dollar by 0.3%, and the rate of inflation in Israel was negative 1%.

We may, in the future, decide to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of the currencies mentioned above in relation to the U.S. dollar. These measures, however, may not adequately protect us from material adverse effects.

Inflation-related risks

We do not believe that the rate of inflation in Israel has had a material impact on our business to date; however, our costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind inflation in Israel.

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Initial Public Offering

Our registration statement on Form F-1 for our initial public offering (File No. 333-205203) of a resale by the selling shareholders named in our registration statement of up to 54,394,185 ordinary shares was declared effective on March 28, 2016. The selling shareholders have advised us that they will sell the ordinary shares from time to time after the registration has been declared effective and we have set a fixed offering price for these securities of $0.70 per ordinary share offered through our registration statement unless and until our shares are quoted on the OTC Bulletin Board or equivalent quotation service. Our selling shareholders have advised us that, if our shares are quoted on the OTC Bulletin Board, they will sell the ordinary shares from time to time at prevailing market prices or privately negotiated prices.

Item 15.	CONTROLS AND PROCEDURES

(a)	Disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2015, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

(b)-(c)  Management annual report on internal control over financial reporting and attestation report of the registered public accounting firm

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

(d)	Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

We do not currently have an audit committee financial expert on its board. We intend to appoint an audit committee financial expert to serve on our audit committee within ninety (90) days of the date our ordinary shares are first publicly traded.

Item 16B.	CODE OF ETHICS

We do not currently have a Code of Ethics applicable to our principal executive, financial and accounting officers; however, we plan to implement such a code within ninety days of the date our ordinary shares are first publicly traded.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

We paid the following fees for professional services rendered by Weinberg & Baer LLC, an independent registered public accounting firm, for the years ended December 31, 2015 and December 31, 2014:

	Year ended
	December 31,
	2015	2014
Audit fees (1)	$20,000	$20,000
Audit-related fees (2)	-	-
Tax fees (3)	-	-
All other fees (4)	$8,500	$-
Total	$28,500	$20,000

(1)	Audit fees consist of fees for professional services rendered by our principal accountant in connection with the audit of our consolidated annual financial statements and services that would normally be provided by our principal accountant in connection with statutory and regulatory filings or engagements.

(2)	Audit-related fees are fees for assurance and related services rendered by our principal accountant that are reasonably related to the performance of its audit of our financial statements and that are not reported under “Audit-fees” above.

(3)	Tax fees are fees for services rendered by our principal accountant in connection with tax compliance, tax planning and tax advice.

(4)	All other fees are fees for other consulting services (if any) rendered by our principal accountant to us.

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.	CORPORATE GOVERNANCE

Not applicable.

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

Financial Statements are set forth under Item 18.

Item 18.	FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this Annual Report beginning on page F-2.

Financial Report of

L&S LIGHT & STRONG LTD.

As at December 31 2015

L&S LIGHT & STRONG LTD.

Financial Report as of December 31 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of L&S Light & Strong Ltd.:

We have audited the accompanying balance sheets of L&S Light & Strong Ltd. as of December 31, 2015 and 2014, and the related statements of comprehensive loss, stockholders’ equity, and cash flows for the three years then ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L&S Light & Strong Ltd. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the three years then ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 1c to the financial statements, as of December 31, 2015 the Company has incurred cumulative losses. Since the Company expects to continue incurring negative cash flows from operations there is substantial doubt about the Company’s ability to continue as a going concern. These financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

Respectfully submitted,

Weinberg & Baer LLC
Baltimore, Maryland
April 18, 2016

L&S LIGHT & STRONG LTD.

STATEMENTS OF FINANCIAL POSITION

		As at December 31
		2015	2014
	Note	US $ in thousands
Current Assets
Cash and cash equivalents		14	314
Restricted bank deposit	11(a)	51	39
Trade accounts receivable	4	452	678
Other accounts receivable	5	103	116
Income tax refundable		6	38
Inventories	6	767	801
		1,393	1,986

Fixed Assets	7	503	564
		1,896	2,550

Current liabilities
Trade accounts payable	8	639	515
Other accounts payable	9	437	301
		1,076	816
Long-term liabilities
Related parties loan payable	19	2,525	1,959
Severance pay liability, net	10	58	51
		2,583	2,010
Stockholders’ deficiency
Share capital	12	482	482
Share premium		5,366	5,346
Reserves		2,365	1,004
Accumulated deficit		(9,976)	(7,108)
		(1,763)	(276)
		1,896	2,550

The accompanying notes are an integral part of the financial statements.

April 18 2016
Date of approval	Yair Ramati -	Uri Orbach -CEO
	Chairman of the	and acting CFO
Board of Directors

L&S LIGHT & STRONG LTD.

STATEMENTS OF COMPREHENSIVE LOSS

		Year ended
		December 31
		2015	2014	2013
	Note	US $ in thousands

Revenues		4,019	4,055	3,602

Cost of revenues	13	4,147	3,641	4,276

Gross profit (loss)		(128)	414	(674)

Research and development expenses	14	909	2,075	-

Selling and marketing expenses	15	87	70	97

General and administrative expenses	17	1,131	396	381

Operating loss		(2,255)	(2,127)	(1,152)

Financial income		-	-	-

Financial expenses		619	387	216

loss for the year		(2,874)	(2,514)	(1,368)

Other comprehensive income (loss):

Foreign currency translation differences		6	(23)	(132)
Actuarial gains		6	7	5
		12	(16)	(127)

Total comprehensive loss for the year		(2,862)	(2,530)	(1,495)

Basic and dilutive loss per share		(0.053)	(0.11)	(0.75)
Weighted average shares		53,769,589	22,870,183	1,829,467

The accompanying notes are an integral part of the financial statements.

L&S LIGHT & STRONG LTD.

STATEMENTS OF STOCKHOLDERS’ DEFICIENCY

				Foreign
			Shareholders	currency	Share based
	Share	Share	transaction	translation	compensation	Accumulated
	Capital	premium	reserve	reserve	capital reserve	deficit	Total
	US $ in thousands
BALANCE AT JANUARY 1, 2013	482	1,732	-	(21)	-	(3,238)	(1,045)
Changes during 2013:
Loss for the year	-	-	-	-	-	(1,368)	(1,368)
Other comprehensive income, (loss) net of taxes	-	-	-	(132)	-	5	(127)
BALANCE AT DECEMBER 31, 2013	482	1,732	-	(153)	-	(4,601)	(2,540)
Changes during 2014:
Shareholders’ loan converted to shares	-	292	-	-	-	-	292
Shares issued for cash	-	1,424	-	-	-	-	1,424
Shares issued for services	-	1,898	-	-	-	-	1,898
Capital contribution from interest at less than market rate on related party loans	-	-	1,180	-	-	-	1,180
Loss for the year	-	-	-	-	-	(2,514)	(2,514)
Other comprehensive income, (loss) net of taxes	-	-	-	(23)	-	7	(16)
BALANCE AT DECEMBER 31, 2014	482	5,346	1,180	(176)	-	(7,108)	(276)
Changes during 2015:
Share based compensation to employees and service providers	-	-	-	-	1,355	-	1,355
Shares issued for cash	-	1	-	-	-	-	1
Shares issued for services	-	19	-	-	-	-	19
Loss for the year	-	-	-	-	-	(2,874)	(2,874)
Other comprehensive income, net of taxes	-	-	-	6	-	6	12
BALANCE AT DECEMBER 31, 2015	482	5,366	1,180	(170)	1,355	(9,976)	(1,763)

The accompanying notes are an integral part of the financial statements.

L&S LIGHT & STRONG LTD.

STATEMENTS OF CASH FLOWS

	Year ended
	December 31
	2015	2014	2013
	US $ in thousands

Cash flows from operating activities:

Loss for the year	(2,874)	(2,514)	(1,368)

Adjustments necessary to present cash flows from operating activities:

Expenses not involving cash flows:
Share based compensation to employees and service providers	1,374	1,898	-
Depreciation	77	82	86
Increase in severance pay liability, net	8	13	14
	1,459	1,993	100
Changes in operating asset and liability items:
Decrease (Increase) in trade accounts receivable	226	(572)	903
Decrease (Increase) in other accounts receivable	13	(34)	12
Increase (Decrease) in inventory	32	(189)	132
Increase (Decrease) in trade accounts payable	127	(89)	(256)
Increase (Decrease) in other accounts payable	136	(24)	(57)
Change in related party loans, net	574	* 373	1,081
	1,108	(535)	1,815

Tax payments	32	1	(29)

Net cash used in operating activities	(275)	(1,055)	518

*Reclassified to conform to the current period presentation.

The accompanying notes are an integral part of the financial statements.

L&S LIGHT & STRONG LTD.

STATEMENTS OF CASH FLOWS

	Year ended
	December 31
	2015	2014	2013
	US $ in thousands

Cash flows from investing activities:

Purchase of fixed assets	(18)	(41)	(49)
Increase in restricted bank deposit	(12)	(43)	-
Proceeds from sale of fixed assets	1	-	-
Net cash used in investing activities	(29)	(84)	(49)

Cash flows from financing activities:

Payment of short-term loans from banks	-	-	(426)
Proceeds from share issued for cash	1	1,424	-
Net cash provided by financing activities	1	1,424	(426)

Increase (Decrease) in cash and cash equivalents	(303)	285	43

Effect of changes in exchange rates on cash balances in foreign currencies	3	(155)	11

Cash and cash equivalents at the beginning of the year	314	184	130

Cash and cash equivalents at end of year	14	314	184

Appendix — Non cash activity

Shareholders’ loan converted to shares	-	292	-
Shareholders’ transaction reserve	-	1,180	-

The accompanying notes are an integral part of the financial statements.

L&S LIGHT & STRONG LTD.

NOTES TO FINANCIAL STATEMENTS

Note 1 - General

a.	Description of the company

The company began business operations in November 2007. The company is engaged in the design and production of composite materials in the aviation field.

The company is currently looking to expand its product base by actively developing and manufacturing high altitude, solar powered, continuous flight unmanned aerial vehicles (UAVs) for the purpose of broad communications coverage for civilian and military usage applications

b.	Definitions:

The company	- L & S Light & Strong Ltd.
The (former) parent company	- S.D.S. (Star Defense Systems) Ltd.
Related parties	- As defined in International Accounting Standard (hereafter – IAS 24).
CPI	- Consumer Price Index, as published by the Central Bureau of Statistics.
Dollar	- the US dollar.

c.	Since inception, the company has incurred cumulative losses and negative cash flows from operating activities. The company has an accumulated deficit of $ 9,976 thousand and $ 7,108 thousand as of December 31, 2015 and 2014, respectively, and a loss of $ 2,874 thousand and $ 2,514 thousand for the years ended December 31, 2015 and 2014, respectively. As the company does not anticipate achieving positive cash flows from operations in the foreseeable future, there is substantial doubt about the company’s ability to continue as a going concern.

Management plans include the implementation of an efficiency program to decrease expenses and increase sales, factors which contributed to an improvement in profitability and cash flows, as well as raising capital from existing and external investors. In addition, the company plans to have its securities listed, for the purpose of raising capital to finance its operations. There are no assurances, however, that the company will be successful in obtaining an adequate level of financing needed for its operations. If the company is unsuccessful in raising capital, it may need to reduce activities or curtail or cease operations.

The company’s deficit was financed by the former parent company (S.D.S. (Star Defense Systems) Ltd.) through December 31, 2013. In July 2014, external investors purchased the majority of the company shares from the former parent company; including rights to the shareholders’ loan, of which part was converted to shares (see note 11(b)(4)). According to an agreement signed February 2015, the investors agreed to postpone the repayment of the loan for a 24 month period from date of contract, until February 22, 2017 (see Note 19(d)).

These financial statements have been prepared assuming that the company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

d.	The company has two core customers. Management is operating to recruit new customers and enter new fields of activity.

L&S LIGHT & STRONG LTD.

NOTES TO FINANCIAL STATEMENTS

Note 2 - Basis of Preparation

a.	Declaration regarding implementation of IFRS -

The company prepares its financial statements in conformity with IFRS and with the interpretations thereof published by the International Accounting Standards Board (hereafter – IASB).

The financial statements were authorized for issue by the Company’s Board of Directors on April 18 2016.

b.	The company’s operating cycle is one year.

c.	Foreign currency:
1)	Functional and presentation currency –

The functional currency of the company is NIS (the “Functional Currency”), which best reflects the economic environment in which the company operates and its transactions.

The Company has chosen its presentation currency to be the U.S. dollar (the “Presentation Currency”).

2)	Transactions and balances in foreign currency –

Foreign currency transactions in currencies different from the Functional Currency (the “Foreign Currency”) are translated into the Functional Currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange differences resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in Foreign Currencies are recorded to the statement of comprehensive loss among finance income or expenses.

After the measurement process in the company’s Functional Currency is complete, the financial statements are translated into the Presentation Currency as follows: equity accounts are translated using historical exchange rates (as reported by the Bank of Israel). All other statements of financial position accounts are translated using the year-end exchange rate (as reported by the Bank of Israel). Statement of comprehensive loss amounts are translated using the exchange rates prevailing at the dates of the transactions. The resulting translation differences relating to the conversion from Functional Currency to Presentation Currency are reported in other comprehensive loss.

d.	Use of estimates and judgments:

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Accounting estimates used in the preparation of the company’s financial statements requires management to make assumptions regarding circumstances and events that involve considerable uncertainty. Management of the company prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

L&S LIGHT & STRONG LTD.

NOTES TO FINANCIAL STATEMENTS

Note 2 - Basis of Preparation (Cont.)

Information regarding key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are detailed below:

Assumption	Key estimation	Possible	Reference

Employee retirement benefits	Actuarial assumptions, such as discount rate, rate of future salary increases and rate of increase in pension stipends	Increase/ decrease in liability for defined benefit plan after retirement	For additional information regarding the effect of changes in actuarial assumptions, see Note 10.

Determination of fair value

Preparation of the financial statements requires the company to determine the fair value of certain assets and liabilities. Further information about the assumptions that were used to determine fair value is included in the following notes:

• Note 16, on share-based payments;

• Note 20, on financial instruments;

When determining the fair value of an asset or liability, the Group uses observable market data as much as possible. There are three levels of fair value measurements in the fair value hierarchy that are based on the data used in the measurement, as follows:

• Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

• Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.

• Level 3: inputs that are not based on observable market data (unobservable inputs).

e.	Capital management –

The company’s capital management policy is to ensure a sound and efficient capital structure with the aim of enabling continued operations and supporting potential business development, with returns for shareholders and benefits for other interested parties, such as company employees and creditors. The Board of Directors aims to maintain return on capital defined as the ratio of net operational profit to total equity. The Board of Directors also supervises dividend distribution to shareholders. The company is not subject to third-party capital requirements.

L&S LIGHT & STRONG LTD.

NOTES TO FINANCIAL STATEMENTS

Note 2 - Basis of Preparation (Cont.)

f.	Changes in accounting policies

As from January 1, 2015 the company applies the new standards and amendments described below:

An amendment to IAS 24, “Related Party Disclosures”, on definition of the term “related party”. The definition of the term was expanded so at to include entities that provide key management personnel (KMP) services to the reporting entity, directly or through another entity of the company. Separate disclosure is to be provided of the amounts recognized as an expense in respect of the management services provided by the management entity. Nevertheless, there is no requirement to disclose the amounts paid to specific people in the management entity who provide such services.

Application of the amendment expanded the types of transactions that require providing disclosures.

Note 3 - Significant accounting policies

The significant accounting policies applied in preparation of these financial statements in conformity with IFRS, are consistent with those applied in preparation of financial statements for the comparative periods presented in these financial statements.

a.	Financial instruments –

1)	Non-derivative financial assets –

Initial recognition of financial assets

The company initially recognizes receivables and deposits on the date that they are created. All other financial assets acquired in a regular way purchase are recognized initially on the trade date at which the company becomes a party to the contractual provisions of the instrument, meaning on the date the company undertook to purchase or sell the asset. Financial assets are initially measured at fair value. If the financial asset is not subsequently accounted for at fair value through profit or loss, then the initial measurement includes transaction costs that are directly attributable to the asset acquisition or creation.

The company subsequently measures financial assets at either fair value or amortized cost.

Non-derivative financial assets include cash and cash equivalents and trade and other receivables.

Derecognition of financial assets

Financial assets are derecognized when the contractual rights of the company to the cash flows from the asset expire, or the company transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Regular way sales of financial assets are recognized on the trade date, meaning on the date the company undertook to sell the asset.

Regarding offset of financial assets and liabilities, see 2 below.

Classification of financial assets and the relevant accounting treatment

The Company’s financial assets are classified as loans and receivables.

L&S LIGHT & STRONG LTD.

NOTES TO FINANCIAL STATEMENTS

Note 3 - Significant accounting policies (Cont.)

Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment.

Loans and receivables include cash and cash equivalents and trade and other receivables.

Cash and cash equivalents comprise cash balances available for immediate use and call deposits. Cash equivalents comprise short-term highly liquid investments (with original maturities of three months or less) that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value. Bank overdraft, which is available for immediate repayment and comprises an integral part of the company’s cash management, is included as a component of cash and cash equivalents only with regard to presentation in the statement of cash flows.

2)	Non-derivative financial liabilities –

Non-derivative financial liabilities include bank overdraft, loans and bank credit and trade and other payables.

Initial recognition of financial liabilities

The company initially recognizes debt securities issued on the date they originated. All other financial liabilities are recognized initially on the trade date at which the company becomes a party to the contractual provisions of the instrument.
Financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs. Financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

Derecognition of financial liabilities

Financial liabilities are derecognized when the obligation of the company, as specified in the agreement, expires or when it is discharged or cancelled.

Offset of financial instruments

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position if there is a currently legally enforceable right to set off the recognized amounts and there is an intention either to settle on a net basis or to realize the asset and settle the liability simultaneously.

3)	Share capital –

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Incremental costs directly attributable to an expected issuance of an instrument that will be classified as an equity instrument are recognized as an asset in deferred expenses in the statement of financial position. The costs are deducted from the equity upon the initial recognition of the equity instruments, or are amortized as financing expenses in the statement of income when the issuance is no longer expected to take place.

L&S LIGHT & STRONG LTD.

NOTES TO FINANCIAL STATEMENTS

Note 3 - Significant accounting policies (Cont.)

4)	Financial guarantees -

A financial guarantee is initially recognized at fair value. In subsequent periods a financial guarantee is measured at the higher of the amount recognized in accordance with the guidelines of IAS 37 and the liability initially recognized after being amortized in accordance with the guidelines of IAS 18. Any resulting adjustment of the liability is recognized in profit or loss.

b.	Fixed assets –

Property, plant and equipment are tangible items, which are held for use in the manufacture or supply of goods or services, or leased to others, which are predicted to be used for more than one period. The company presents its property, plant and equipment items according to the cost model.

Under the cost method - property, plant and equipment are presented at the balance sheet at cost, less any accumulated depreciation and any accumulated impairment losses. The cost includes the cost of the asset’s acquisition as well as costs that can be directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Each part of a depreciable fixed assets item, the cost of which is material in relation to the total cost of that item, is depreciated separately. Depreciation is calculated using the straight-line method at rates considered adequate to depreciate the assets over their estimated useful lives.

Annual depreciation rates are as follows:

	Depreciation rate	Useful lifespan
	%	years
Machinery & equipment	15	6-7
Computers, Office furniture & equipment	6-33	3-17
Vehicles	15	6-7
Leasehold improvements	10	10

Scrap value, depreciation method and the assets useful lives are being reviewed by management in the end of every financial year. Changes are handled as a change of estimation and are applied from here on.

The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the income statement.

L&S LIGHT & STRONG LTD.

NOTES TO FINANCIAL STATEMENTS

Note 3 - Significant accounting policies (Cont.)

c.	Impairment of tangible and intangible assets –

At each balance sheet date, the company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

Reversal of an impairment loss, as above, may not increase the value above the lower of (i) the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years, and (ii) its recoverable amount.

d.	Inventory –

Inventories are assets held for sale in the ordinary course of business, in the process of production for such sale or in the form of materials or supplies to be consumed in the production process or in the rendering of services.

Inventories are stated at the lower of cost and net realizable value. Cost of inventories includes all the cost of purchase, direct labor, fixed and variable production over-head and other cost that are incurred, in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Inventories that are purchased on deferred settlement terms, which contain a financing element, are stated at purchase price for normal credit terms. The difference between the purchase price for normal credit terms and the amount paid is recognized as interest expense over the period of the financing Inventory costs are determined as follows:

L&S LIGHT & STRONG LTD.

NOTES TO FINANCIAL STATEMENTS

Note 3 - Significant accounting policies (Cont.)

•	Raw materials and ancillary material – “First – in, first – out” (FIFO) method
•	Finished products and products in process – on the basis of average costs, including materials, labor, manufacturing costs and other indirect costs.

e.	Provisions –

Provisions are recognized when the company has a present obligation (legal or constructive) as a result of a past event and it is probable that the company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is management’s best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

f.	Employee benefits –

1)	Post-employment benefits –

The company has a number of programs for employee benefits after employment. The programs are generally funded by deposits with insurance companies, and are categorized as defined contribution plans and defined benefit plans.

a.	Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. The company’s obligation of contribution to defined contribution pension plan is recognized as an expense in profit and loss in the periods during which services are rendered by employees.

b.	Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. This benefit is presented at present value deducting the fair value of any plan assets and is determined using actuarial assessment techniques which involves, among others, determining estimates regarding the capitalization rates, anticipated return on the assets, the rate of the increase in salary and the rates of employee turnover.

L&S LIGHT & STRONG LTD.

NOTES TO FINANCIAL STATEMENTS

Note 3 - Significant accounting policies (Cont.)

Expenses in respect of a Defined Benefit Plan are carried to the income statement in accordance with the Projected Unit Credit Method, while using actuarial estimates that are performed at each balance sheet date. The current value of the company’s obligation in respect of the defined benefit plan is determined by discounting the future projected cash flows from the plan by the market yields on government bonds, denominated in the currency in which the benefits in respect of the plan will be paid, and whose redemption periods are approximately identical to the projected settlement dates of the plan.

Actuarial profits and losses are carried to other comprehensive income statements on the date they were incurred. The Past Service Cost is immediately recognized in the company’s income statement to the extent the benefit has vested. A past service cost which has not yet vested is amortized on a straight-line basis over the average vesting period until the benefit becomes vested.

The company’s liability in respect of the Defined Benefit Plan which is presented in the company’s balance sheet includes the current value of the obligation in respect of the defined benefit, with the addition (net of) actuarial past service cost that was not yet recognized. A net plan, which is created from said calculation, is limited to the amount of the actuarial losses and past service costs that were not yet recognized with the addition of the current value of available economic benefits in the shape of returns from the plan or in the shape of reduction in future contributions to the plan.

2)	Short-term

Short-term employee benefits include salaries, holiday pay, sick leave, recreation pay and payments in respect of managerial insurance policies, and are recognized when the related services are received. Liability for bonuses or profit sharing plans is recognized when the company has a legal or implied obligation to pay the amounts involved in respect of past services and such amounts can be reliably measured.

3)	Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as a salary expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the awards. The amount recognized as an expense in respect of share-based payment awards that are conditional upon meeting service and non-market performance conditions, is adjusted to reflect the number of awards that are expected to vest. For share-based payment awards with non-vesting conditions or with market performance vesting conditions, the grant date fair value of the share-based payment awards is measured to reflect such conditions, and therefore the company recognizes an expense in respect of the awards whether or not the conditions have been met.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in the liability, over the period that the employees become unconditionally entitled to payment. The liability is remeasured at each reporting date until the settlement date. Any changes in the fair value of the liability are recognized as a salary expense in profit or loss.

L&S LIGHT & STRONG LTD.

NOTES TO FINANCIAL STATEMENTS

Note 3 - Significant accounting policies (Cont.)

g.	Revenue recognition -

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

Sale of goods –

Revenue from the sale of goods is recognized when all the following conditions are satisfied:

•	The Company has transferred to the buyer the significant risks and rewards of ownership of the goods;
•	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;
•	The amount of revenue can be measured reliably;
•	It is probable that the economic benefits associated with the transaction will flow to the company; and
•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

h.	Taxes on income -

Deferred income taxes are recognized, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

Deferred income taxes are determined using tax rates (and laws) that have been enacted or substantially enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Since the Company is unable to assess whether it will have taxable income in the foreseeable future, no deferred taxes were recorded in these financial statements.

i.	Financial income and expenses –

Financing income is comprised of interest income on cash deposits, interest income on installment sales and income from exchange rate differences. Interest income is recognized in profit and loss as it accrues using the effective interest method.

Financing expenses are comprised of interest and indexing expenses on loans, expenses from exchange rate differences and unwinding of the discount on provisions. All borrowing costs are recognized in profit and loss using the effective interest method.

In the statements of cash flows, interest received and dividends received are presented as part of cash flows from investing activities. Interest paid and dividends paid are presented as part of cash flows from financing activities.

Foreign currency gains and losses that are recognized in profit or loss are reported on a net basis.

L&S LIGHT & STRONG LTD.

NOTES TO FINANCIAL STATEMENTS

Note 3 - Significant accounting policies (Cont.)

j.	Foreign currency exchange rates and CPI -

1)	Data regarding the CPI and the exchange rate of the NIS and Euro:

		Exchange rate	Exchange rate
At year end:	CPI *	of NIS 1	of €1
2015	123.08	0.256	1.087
2014	124.32	0.257	1.215

Decrease during the year:
2015	(1)%	(0.4)%	(10.5)%

*	Based on the index for the month ending on each balance sheet date, on the basis of 2002 average = 100.

2)	Balances in, or linked to, foreign currency are stated at the representative exchange rates as of the balance sheet date.

3)	Balances linked to the CPI are presented based on the last index published prior to the balance sheet date, or in accordance with the linkage terms applicable thereto.

k.	Earnings per share -

The company presents basic and diluted earnings per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit and loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares.

In 2015, the company issued 1,651,895 ordinary shares of NIS 0 par value, and 8,036,161 options convertible into company shares. For the years ended December 31, 2015 and 2014 all outstanding options and warrants have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive.

l.	Transactions with controlling shareholders –

Assets and liabilities pertaining to transactions with controlling shareholders are measured at fair value at date of transaction. The difference between the fair value to the consideration for the transaction is charged to equity.

m.	Adoption of new and revised Standards and interpretations

New standards and amendments not yet adopted

IFRS 15, Revenue from Contracts with Customers

IFRS 15 replaces the current guidance regarding recognition of revenues and presents a new model for recognizing revenue from contracts with customers. IFRS 15 provides two approaches for recognizing revenue: at a point in time or over time. The model includes five steps for analyzing transactions so as to determine when to recognize revenue and at what amount. Furthermore, IFRS 15 provides new and more extensive disclosure requirements than those that exist under current guidance.

L&S LIGHT & STRONG LTD.

NOTES TO FINANCIAL STATEMENTS

Note 3 - Significant accounting policies (Cont.)

IFRS 15 is applicable for annual periods beginning on or after January 1, 2018 and earlier application is permitted. IFRS 15 includes various alternative transitional provisions, so that companies can choose between one of the following alternatives at initial application: full retrospective application, full retrospective application with practical expedients, or application as from the mandatory effective date, with an adjustment to the balance of retained earnings at that date in respect of transactions that are not yet complete. The company has not yet commenced examining the effects of adopting IFRS 15.

IFRS 9, Financial Instruments

IFRS 9, “Financial instruments”, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9, published in July 2014, replaces the existing guidance in IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after 1 January 2018, with early adoption permitted. The Company is assessing the potential impact on its financial statements resulting from the application of IFRS 9. The implementation of this standard will not have a material effect on the financial statements.

IFRS 16, Leases

The standard requires lessees, with certain exceptions, to recognize a lease liability reflecting future lease payments and a “right of use asset” for lease contracts. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted if IFRS 15, “Revenue from contracts with customers”, is also applied. The implementation of this standard will not have a material effect on the financial statements.

n.	Certain amounts are reclassified in prior-period financial statements to conform to the current period’s presentation.

Note 4 - Trade accounts receivable

a.	Composition:

	As at December 31
	2015	2014
	US $ in thousands
Open accounts	452	721
Less - allowance for doubtful debts	-	43
	452	678

b.	Of the trade accounts receivable balance at the end of the year, $ 319 thousand is due from Company A and $ 39 thousand is due from Company B (2014: $ 400 thousand is due from company C), which are the company’s largest customers.

Sales to Company A and Company B represent 61% and 12%, of the company’s revenue for the year ended December 31, 2015, respectively, (48% is due from company C and 25% is due from company D for the year ended December 31, 2014).

L&S LIGHT & STRONG LTD.

NOTES TO FINANCIAL STATEMENTS

Note 4 - Trade accounts receivable (Cont.)

c.	Aging of customer debts:

	As at December 31
	2015	2014
	US $ in thousands
0-30 days	441	615
31-60 days	11	60
61-90 days	-	3
	452	678

d.	The company’s exposure to credit, currency risks and impairment losses related to trade and other receivables are disclosed in note 20.

Note 5 - Other accounts receivable

Composition:

	As at December 31
	2015	2014
	US $ in thousands
Prepaid expenses	56	32
Advances to suppliers and others	47	14
Institutions	-	70
	103	116

Note 6 - Inventories

Composition:

	As at December 31
	2015	2014
	US $ in thousands
Raw materials	556	612
Production in process	211	189
	767	801

L&S LIGHT & STRONG LTD.

NOTES TO FINANCIAL STATEMENTS

Note 7 - Fixed Assets

Composition:

	Machines		Office
	and		furniture &	Leasehold
	equipment	Computers	equipment	improvements	Total
	US $ in thousands
Cost
Balance as at January 1 2015	285	58	61	484	888
Additions	3	6	2	7	18
Disposals	-	(1)	-	-	(1)
Foreign currency translation differences	(1)	-	-	(2)	(3)
Balance as at December 31 2015	287	63	63	489	902

Accumulated Depreciation Balance as at January 1 2015	76	53	16	179	324
Additions	22	3	4	48	77
Disposals	-	-	-	-	-
Foreign currency translation differences	1	-	(2)	(1)	(2)
Balance as at December 31 2015	99	56	18	226	399
Fixed Assets, as at December 31 2015	188	7	45	263	503

Fixed Assets, as at December 31 2014	209	5	45	305	564

Note 8 - Trade accounts payable

	As at December 31
	2015	2014
	US $ in thousands
Open accounts	404	238
Postdated checks	235	277
	639	515

L&S LIGHT & STRONG LTD.

NOTES TO FINANCIAL STATEMENTS

Note 9 - Other accounts payable

	As at December 31
	2015	2014
	US $ in thousands
Payroll and related expenses	170	155
Directors’ fees	97	19
Institutions	8	6
Expenses payable	130	121
Prepaid income	6	-
Advances from customers	26	-
	437	301

Note 10 - Severance pay liability, net

a.	Composition:

Post-employment benefits as part of a defined benefit plan:

	As at December 31
	2015	2014
	US $ in thousands
Severance pay liability	58	51

Short-term employee benefits:
Liability for vacation and recuperation pay *	30	21

*included in payroll and related expenses liability, see note 9 above.

b.	Defined benefit / contribution plan:
1)	General –

The Israeli Severance Pay Law, 1963 (“Severance Pay Law”), specifies that employees are entitled to severance payment, upon dismissal or upon termination of employment in certain other circumstances. Under the Severance Pay Law, the company’s liability for severance pay is based on a valid labor agreement and the employee’s most recent monthly salary which together generate a right to severance compensation, as well as years of employment.

Under Section 14, monthly deposits are made on behalf of the employees, at the obligatory contribution rate of their monthly salary (6% in Beginning of 2014), to their insurance funds. Payments in accordance with Section 14 release the Company from the liability for any future severance payments in respect of those employees. The company has no legal or constructive obligations to pay further contribution if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current or prior periods.

These contributions for compensation represent defined contribution plans.

L&S LIGHT & STRONG LTD.

NOTES TO FINANCIAL STATEMENTS

Note 10 - Severance pay liability, net (Cont.)

The company’s liability for severance pay not covered by Section 14 (2.33% of the monthly salary in 2015) is considered a defined benefit plan.

The aforementioned liability is calculated by an independent actuary, a member of the Israeli Actuary Society. The present value of the defined benefit obligation and the relevant costs of current and prior service is calculated using the projected unit credit method.

During the year 2015 a sum of $ 13 thousand was recognized in the income statement due to the defined benefit plan ($ 18 thousand and $ 21 thousand in 2014 and 2013 respectively).

2)	The principal actuarial assumptions used are as follows:

	December 31
	2015	2014

Discount rate	3.85%	3.74%
Expected nominal interest rate on plan assets	3.74%	4.15%
Expected rate of salary increase	3.50%	3.71%

3)	The amounts recognized in the income statement are as follows:

	Year ended December 31
	2015	2014	2013
	US $ in thousands

Current service cost	12	16	19
Interest cost	1	2	2
	13	18	21

Charged to the statement of income as follows:
Cost of operations	13	18	21

L&S LIGHT & STRONG LTD.

NOTES TO FINANCIAL STATEMENTS

Note 10 - Severance pay liability, net (Cont.)

4)	Changes in the present value of liability for defined benefit plan are as follows:

	December 31
	2015	2014
	US $ in thousands

Balance beginning of year	51	51
Current service cost	12	10
Interest cost	1	2
Actuarial losses (profits)	(6)	(7)
Benefits paid during the year	-	(5)
Balance end of year	58	51

5)	Presentation in the statement of financial position:

	December 31
	2015	2014
	US $ in thousands

Present value of liability	58	51
Present value of plan assets	-	-
Net defined benefit plan liability	58	51

6)	Rate of employee turnover:

Age	Turnover rate

18-35	20%
36-45	15%
46-50	10%
51- retirement	5%

Standard retirement age:

Men -67

Women -64

7)	Funding - The plan is unfunded.

8)	Sensitivity analysis -

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions by an increase or decrease of 10%, holding other assumptions constant, would have affected the defined benefit obligation by amounts less than $1,000.

L&S LIGHT & STRONG LTD.

NOTES TO FINANCIAL STATEMENTS

Note 10 - Severance pay liability, net (Cont.)

9)	Paid vacation days –

According to the Annual Vacation Law, 1951, and an addition thereto stipulated in the contract between the company and the employees, employees are entitled to a certain number of paid vacation days based on years of employment.

Note 11 - Contingent liabilities and commitments

a.	Liens and guarantees:

The company provided a bank guarantee amounting to $ 51 thousand (NIS 200 thousand) in order to secure rental payments. To this end, a permanent charge was registered on the company’s deposit including its revenues.

b.	Commitments:
1)	The former parent company rented an industrial building in the Kanot Industrial Zone for the company’s use. The contract was for a three year period ending November 11, 2013. Monthly rental fees amount to approximately $ 22 thousand, linked to the CPI.

According to a contract signed on June 9, 2013 between the company (hereinafter “the tenant”) and the former parent company (hereinafter “the landlord”), the company exercised the options to extend the rental contract for an additional three periods, commencing November 12, 2013 through November 11, 2016.

Monthly rental fees are approximately $ 21 thousand.

2)	The company received management services from the (former) parent company, in return for 4% of company revenue. These services were rendered through March 2014.

3)	The company signed a rental contract with a tenant on June 28, 2013. According to the agreement, the tenant will rent an area of 710 sq. m. on the first floor of the building on 38 Adom St. Kanot Intersection, as well as an outdoor lot at the same address with an area 354 sq. m. until May 31, 2015. The monthly rental fees are approximately $ 6 thousand, and municipal tax and water fees of approximately $ 1.5 thousand.

On April 23, 2014 the rental contract was updated. According to the updated contract, the rental period will terminate on October 31, 2014. Fees for rent, water and municipal tax were unchanged.

In August 2015, the company contracted with the tenant in the framework of a new rental contract for the rental of area on the first floor, as set forth in the contract. The rental period is a year, commencing September 1, 2015. The monthly rental fees will amount to $ 5,126 (NIS 20,000), as well as an additional sum of $ 1,281 (NIS 5,000) for water and municipal taxes.

4)	Due to financial difficulties (see Note 1c), the former parent company entered liquidation proceedings in 2014. In July 2014, external investors purchased 1,706,133 shares, representing 93.26% of the company’s share capital, from the liquidator, thereby purchasing control of the company.

L&S LIGHT & STRONG LTD.

NOTES TO FINANCIAL STATEMENTS

Note 11 - Contingent liabilities and commitments (Cont.)

According to the court ruling, the following took place upon the transfer of the company’s shares:

•	transfer of all rights in the shareholders’ loan granted by the former parent company to the purchasers, free of all third-party rights.
•	removal of the lien registered in favor of the bank from 26.6.2011.
•	cancellation of all management contracts which entitle the former parent company or related companies to management fees or any other payments; and cancellation of any debts thereof.

5)	In July 2014, the company and external investors signed an agreement with an entrepreneur regarding the purchase of know how pertaining to the development of a solar-powered UAV.

According to the agreement:

•	The external investors will do their best to obtain complete control of the company, upon which they will be issued a total of 36,589,340 company shares in consideration for conversion of approximately $ 292 thousand (NIS 1 million) of the aforementioned shareholders’ loan purchased from the liquidator.
•	In consideration for transfer of all rights to the aforementioned know how, the company will issue 16,465,203 shares to the entrepreneur, to be held in trust. Likewise, the company will issue
•	5,488,400 options to the entrepreneur, convertible into 5,488,400 company shares. After issue and allocation to the external investors, these shares will represent approximately 33% of the company’s fully diluted paid-in share capital.
•	The company will raise additional capital of approximately $2.5 million for the development of the solar-powered UAV.

On March 5, 2015, the parties to the above contract signed an agreement which effectively cancels the contract as pertains to the entrepreneur, according to which the entrepreneur will return the shares and options issued to him.

The company signed a new contract with the entrepreneur on March 5, 2015, as follows:

•	The Company will issue a total of 8,008,754 shares to various parties, as per the request of the entrepreneur, and detailed in an appendix to the contract. After issue and allocation to investors, these shares will represent approximately 15.18% of the company’s fully diluted paid-in share capital.
•	The entrepreneur will serve as a senior consultant to the Company in the development of the solar-powered UAV. The entrepreneur will not engage in similar development in competition with the company, as stipulated in the terms of the contract.

As the aforementioned is considered an adjusting event, the Company recorded the 8,008,754 shares as issued as of December 31, 2014.

L&S LIGHT & STRONG LTD.

NOTES TO FINANCIAL STATEMENTS

Note 11 - Contingent liabilities and commitments (Cont.)

6)	The company contracted with the law office to provide legal consulting services pertaining to the listing of the company on the OTC BB. According to the agreement, signed in July 2014, the consideration for these services is a sum of $ 75 thousand, as well as the issuance of 1,646,520 company shares. The company has estimated the fair value of such shares and recorded an expense of approximately $ 19,000.

7)	On June 15, 2015 the company signed a rental contract on an area in a Hertzlyia office building. The rental period is through June 12, 2017, with an option to extend for an additional 5 years, meaning through June 2, 2022. The company is entitled to shorten the aforementioned rental period, subject to the terms stipulated in the contract. The monthly rental fees will amount to approximately $ 3,075 (NIS 12,000), with the addition of VAT as required by law. The rental fees will be linked to the CPI, where the base index is the index published prior to November 2012. During the option period, if realized, the rental fees will increase by 5%.

8)	On May 10, 2015, the company contracted with a service provider, to receive consulting services in respect of solar-powered UAVs. The contract period is unlimited, but the date for commencement of services will be only after completion of a round of at least $1 million, at a date to be agreed upon between the parties and approved by the company’s Board of Directors. In consideration for these services, the company will pay an hourly sum, as set forth in the contract. Likewise, the contract stipulates that in the framework of examining the contract feasibility, The service provider will transfer the rights to an initial design to the company, as detailed in the contract. In consideration for the transfer of the rights to an initial design, the company will grant to the service provider, with no additional monetary compensation, an option to receive ordinary shares of the company, which will reflect 4% of the company’s fully diluted issued share capital at the date of signing. Meaning, 2,302,332 options convertible to 2,302,332 ordinary shares of the company.

On March 9, 2016, subsequent to the reporting date, the company amended the aforementioned contract. According to the amended contract, the date for commencement of services will be on the date of the amendment to the contract, disregarding the condition of raising capital of at least $1 million. Likewise, it was determined that in addition to the consideration of 2,302,332 convertible options as detailed in the original contract, the company will issue an additional 2,302,332 convertible options. In addition to the additional options, the service provider will be entitled to instruct the company to issue an additional 1,151,166 convertible options to its employees, subject to approval of the company’s Board of Directors. The aforementioned amendment to the contract is subject to the approval of the company’s Board of directors. As of the date of signing of these financial statements, the aforementioned amendment has been approved.

9)	In November 2014, the company contracted with a service provider to receive consulting services in respect of UAVs. In consideration for the aforementioned services, the service provider will receive a monthly sum of $ 2,563 (NIS 10,000). In addition, the company will grant 274,420 options to the service provider, convertible into 274,420 ordinary shares of the company.
In addition, in the event that the service provider will be the key factor in raising investment funds for the company, will be entitled to a grant of 5% of the investment sum, which will be paid in accordance with the terms and dates as stipulated in the contract.

In August 2015, the original contract with the service provider was amended.

L&S LIGHT & STRONG LTD.

NOTES TO FINANCIAL STATEMENTS

Note 11 - Contingent liabilities and commitments (Cont.)

According to the amended contract, the service provider will receive a monthly sum of NIS 500, and the company will issue 1,097,680 options, convertible into 1,097,680 ordinary shares of the company, which will vest at the terms and dates set forth in the contract.

10)	In June 2015, the company contracted with a service provider to receive consulting services. In consideration for these services, the company will issue to the service provider 1.5% of its issued and paid-in share capital as of the signing date, meaning 901,929 ordinary shares of the company. The share issue will take place within 30 days of the company being listed for trade in the USA.
In addition to the issue of the aforementioned shares, and subject to the terms below, the company commits to issuing to the service provider an additional 2% of the issued and paid-in share capital after the money.
a.	The service provider will operate to raise capital for the company in a sum of $2 million.
b.	Management and marketing of the aforementioned round, under the auspices of the service provider, will be performed on a basis of a company value of $14 million before the company listing for trade in the USA.
c.	The company will issue to the service provider an additional 2% of the company’s issued and paid-in share capital after the money, in consideration for the aforementioned round, pro rata, in accordance with the actual sum of capital raised.

As of the date of the signing of these financial statements, the company has yet to be listed for trade in the USA and capital has yet to be raised in the required sums.

11)	On January 17, 2016 (subsequent to the reporting date), the company contracted with a service provider for provision of services in respect of assistance in raising capital. In consideration for these services, the company will issue the service provider a sum of 773,519 options convertible into 773,519 shares, which represents 1.25% of the company’s issued and paid-in share capital. The exercise price and dates of exercise are detailed in the contract.

In addition to the aforementioned, the service provider will be entitled to a commission of 7.5% of any sum invested by investors which he identified, up to an investment of $5 million, and 6% of any sum beyond an investment of $5 million, made by investors which he identified.
It was likewise agreed upon, that insofar that the service provider will identify investors who will invest a minimum of $5 million in the company, the company will issue 600,664 options, convertible to shares of the company, upon completion of the aforementioned round, which represents 1% of the company’s issued and paid-in share capital at the date of the agreement.

c.	Legal proceedings:
a.	A former employee submitted a claim against the company regarding a work-related injury in 2010.
Due to differing medical opinions on behalf of the parties, in September 2014, after the date of these financial statements, the court appointed a medical expert to give an expert opinion as to the disability caused, if any. The expert has yet to complete his opinion.

L&S LIGHT & STRONG LTD.

NOTES TO FINANCIAL STATEMENTS

Note 11 - Contingent liabilities and commitments (Cont.)

In management’s opinion, based on a preliminary estimate of the company’s legal counsel, the company’s exposure with regard to the claim is approximately $ 30,000 (NIS 100,000). However, this sum is liable to change, due to the current preliminary stages of the legal proceedings.

The company is covered by an employer’s liability policy with a deductible of approximately $ 1.7 thousand (NIS 6,000). In December 2015, a settlement agreement was signed between the parties, which was granted the status of a ruling, whereby rejection of the claim was accepted without expenses from the Company.

b.	A former employee submitted a request for damages in the amount of approximately $ 90 thousand (NIS 310,000) regarding a work-related injury in 2014. The company is covered by an employer’s liability policy with a deductible of approximately $ 2 thousand (NIS 7,000). A claim was submitted against the insurance company, who gave an initial estimate of the company’s exposure at the amount of the deductible.

However, due to the preliminary stages of the claim and due to the fact that a legal claim has not been filed, it is difficult to estimate the claimed damages and the company’s exposure thereof.

The company did not record a provision in respect of this claim

c.	In December 2014, a letter was received from the special managers of the former parent company requesting compensation in the amount of approximately $ 42 thousand (NIS 159 thousand) in connection with the forfeiture of a bank guarantee for alleged breaches in the rental contract of the industrial building in which the company operates.

The company responded with a complete rejection of the claims made by the special managers. As of the date of these financial statements, the special managers have not responded to the company.

d.	A former employee submitted a claim against the company in the amount of approximately $ 110 thousand (NIS 381,339) in connection with his employment termination rights, including claims for severance pay, vacation pay and other related expenses.
The company attempted to settle the dispute with the former employee and proposed a compromise in June 2014. The former employee has not responded to the company’s proposed compromise.

e.	On February 22, 2016, the company’s legal counsel received a notice from a shareholder in the company (“shareholder” and “notice”, respectively). The notice pertains to the shareholders’ intention to sell the company shares held for her in trust, to a party interested in acquiring all her holdings in the company (“the shares sale transaction”).
In the framework of the notice (which included a draft of the statement of claim), the shareholder demanded that the company amend the registrar of shareholders to reflect the shares sale transaction which she intends to perform.

On February 24, 2016, the company responded to the notice, via its legal counsel (“the response”). In the framework of the response, the company clarified that the shareholder’s claims are devoid of any legal or factual basis, and that the notice and attached statement of claim, described the facts in a misleading and partial manner. Beyond the letter of the law, the company proposed to negotiate with the shareholder with the object of reaching a compromise outside of court.

As of the date of the signing of these financial statements, the shareholder’s response to the company’s response has yet to be received.

L&S LIGHT & STRONG LTD.

NOTES TO FINANCIAL STATEMENTS

Note 12 - Equity

a.	Composition:

	As of December 31
	2015	2014
	No. of shares

Ordinary shares as of January 1	52,742,291	1,829,467
Shares issued for cash	5,374	6,314,730
Shares issued for services	1,646,520	8,008,754
Shareholders’ loan converted to shares	-	36,589,340
Ordinary shares as of December 31	54,394,185	52,742,291

b.	Rights attached to shares:

The ordinary shares confer upon their holders voting rights and the right to participate in shareholders meetings (the holders of shares are entitled to one vote per share), the right to receive profits and a right to share in excess assets upon liquidation of the company.

c.	In July 2014, the Company amended and restated its Articles of Association to change the share par value to zero, and to increase the authorized capital of the company to 1,000,000,000 shares.

d.	In late 2014, the company signed agreements with various investors to issue a total of 6,314,730 company shares in consideration for $1,423,767 in aggregate, as part of the company’s plan to raise capital for the development of the solar-powered UAV. These shares represent approximately 9.46% of the company’s fully diluted paid-in share capital.

Additionally, in 2014, The Company recorded 8,008,754 shares issued for services. The share based compensation was calculated based on the share value in recent transactions of company shares.

In 2015, the company issued a sum of 5,374 ordinary shares, with no par value, in consideration of $ 1,270 (NIS 4,914).

Likewise, in May 2015, the company issued a sum of 1,646,520 ordinary shares, with no par value, to a service provider, in consideration of services as set forth in the agreement. The value of shares issued was $72 thousand (see also Note 11(b)(6)).

On June 28, 2015, the company contracted with a service provider to receive consulting services (see also Note 11(b)(10)). As of the date of the signing of these financial statements, shares have yet to be issued in respect of the aforementioned engagement.

e.	In January 2015, the company’s Board of Directors approved a plan for granting options to company employees, consultants and service providers, as per the provisions of Clause 102 to the Income Tax Ordinance, in the “capital gain track”. An issuance of options under this plan will be by a written agreement with the individual, specifying, inter alia, the number of shares derived from exercise of the options, vesting date, date of expiration, etc., as approved by the Board of Directors (see also Note 16).

L&S LIGHT & STRONG LTD.

NOTES TO FINANCIAL STATEMENTS

Note 12 - Equity (Cont.)

On October 8, 2015, the company’s Board of Directors approved the proposal to expand the options plan, so that the number of options will not exceed 10% of the company’s issued and paid-in share capital, meaning 5,439,419 options convertible into 5,439,419 ordinary shares of the company. The updated plan will be in force following approval of the Tax Authorities to the updated options plan, subject to the directives of the Income tax Ordinance and rules. As of the date of the signing of these financial statements, the aforementioned approval from the Tax Authorities was received.

On April, 2016 (subsequent to the reporting date) the company’s Board of Directors approved the proposal to further expand the options plan, so that the number of options will not exceed 7,939,419 options convertible into 7,939,419 ordinary shares of the company.

As of the reporting date, 8,036,161 (a total of 4,669,079 out of the option plan described above) options convertible into company shares have been issued. The company recorded salary expenses of $1,355 thousand in respect of these options, according to the vesting terms determined in the option agreements.

After the reporting date, the company issued an additional amount of 3,310,909 options, convertible into ordinary shares of the company.

Note 13 - Cost of revenues

	Year ended
	December 31
	2015	2014	2013
	US $ in thousands
Purchase of materials	1,601	1,072	1,089
Changes in inventory of raw material and products in process	35	(158)	132
Salaries	1,678	1,727	2,080
Rent and maintenance *	376	408	455
Outsourcing	268	374	271
Depreciation	73	69	71
Other	116	149	178
	4,147	3,641	4,276

*	Net of sub rental in the amount of approximately $ 19 thousand, $ 78 thousand and $ 40 thousand as of 2015, 2014and 2013, respectively, see Note 11.

L&S LIGHT & STRONG LTD.

NOTES TO FINANCIAL STATEMENTS

Note 14 - Research and development expenses

	Year ended
	December 31
	2015	2014	2013
	US $ in thousands
Purchase of know how (share based payment)	-	1,898	-
Salaries	99	102	-
Purchase of materials	11	32	-
Rent	67	15	-
Outsourcing	688	16	-
Marketing and others	44	12	-
	909	2,075	-

Note 15 - Selling and marketing expenses

	Year ended
	December 31
	2015	2014	2013
	US $ in thousands
Salaries	76	66	91
Vehicle maintenance and other	11	4	6
	87	70	97

L&S LIGHT & STRONG LTD.

NOTES TO FINANCIAL STATEMENTS

Note 16 - Share-Based Payment Arrangements

The terms and conditions related to the grants of the share option programs are as follows; all the share options and share appreciation rights that were granted are non-marketable, all options are to be settled by physical delivery of shares, while share appreciation rights are settled in cash:

		Number of
entitled	options	options	Vesting conditions

Options granted to CEO	Each option is exercisable into one share.	1,646,520	As of the reporting date, 1,097,680 options have been vested. 548,840 options will be vested on the sooner of: (1) an exit event in which the company or its activities are sold for a total of more than $ 80 million, (2) the company’s shares are traded for a total value of more than $ 100 million on average, for a period of 3 consecutive months or (3) the company will raise an amount of at least $ 20 million reflecting a company value of $ 80 million.

Options granted to employees	Each option is exercisable into one share.	1,158,043	1/3 will vest on the date in which the company will register its shares for trading. 1/3 will vest 12 months after the company will register its shares for trading. 1/3 will vest 24 months after the company will register its shares for trading.

Options granted to service providers	Each option is exercisable into one share.	5,231,598	As of the reporting date, 4,682,758 options have been vested. 548,840 options will be vested on the sooner of: (1) an exit event in which the company or its activities are sold for a total of more than $ 80 million, (2) the company’s shares are traded for a total value of more than $ 100 million on average, for a period of 3 consecutive months or (3) the company will raise an amount of at least $ 20 million reflecting a company value of $ 80 million. 274 options will be vested as follows 1/3 will vest on the date in which the company will register its shares for trading. 1/3 will vest 12 months after the company will register its shares for trading. 1/3 will vest 24 months after the company will register its shares for trading.

Total share options		8,036,161

L&S LIGHT & STRONG LTD.

NOTES TO FINANCIAL STATEMENTS

Note 16 - Share-Based Payment Arrangements (Cont.)

a.	The number and weighted average exercise prices of share options are as follows:

	Weighted
	average
	exercise	Number of
	price	options
	2015
	US $
Outstanding at January 1	-	-
Granted during the year	0.120	8,343,511
Expired during the year	0.237	307,350
Outstanding at December 31 (*)	0.115	8,036,161

(*)	As of December 31, 2015 3,902,243 options are exercisable at the exercise price of $ 0.237 and 4,133,918 options are exercisable without an exercise price.
The weighted average contractual life of the outstanding options is 6.41 and 8.75 years, respectively.

b.	Information on measurement of fair value of share-based payment plans

The fair value of employee share options and of share appreciation rights is measured using the Black-Scholes formula. Measurement inputs include the share price on the measurement date, the exercise price of the instrument, expected volatility (based on the weighted average historic volatility of the Company’s shares, over the expected term of the options, and adjusted for changes expected due to publicly available information), expected term of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate (based on government debentures). Service and non-market performance conditions are not taken into account in determining fair value.

L&S LIGHT & STRONG LTD.

NOTES TO FINANCIAL STATEMENTS

Note 16 - Share-Based Payment Arrangements (Cont.)

Equity-settled share-based payment plans

	Share option programs
	service
	providers	employees	CEO
	2015

Grant date fair value	1,295	151	203

The parameters used to calculate fair value:

Share price (on grant date)	0.237	0.237	0.237
Exercise price (see also clause A above)	0-0.237	0.237	0.237
Expected volatility	69.8%-71.5%	67.2%-70.5%	69%-71.5%
Expected life	3.5-4	3.84-5.16	3.5-4.18
Expected dividend	-	-	-
Risk-free interest rate	1.09%-1.21%	1.26%-1.60%	1.03%-1.32%

c.	Salary and outsourcing expenses in respect of share-based payment arrangements and additional details

During the year ended 31 December 2015, salary and outsourcing expenses arising from share-based payment grants settled by the company’s equity instruments amounted to approximately $ 1,355 thousand.

See Note 19 on related parties regarding options that were granted to related parties.

L&S LIGHT & STRONG LTD.

NOTES TO FINANCIAL STATEMENTS

Note 17 - General and administrative expenses

	Year ended
	December 31
	2015	2014	2013
	US $ in thousands
Salaries	285	103	115
Directors’ fees	551	20	-
Professional fees	124	128	11
Vehicle maintenance	11	11	31
Management fees *	-	44	144
Depreciation	4	11	15
Office maintenance	76	18	1
Office expenses and communications	13	17	17
Issue expenses	27	-	-
Insurance	19	-	-
Bad debts	-	-	47
Others	21	44	-
	1,131	396	381

*	For more details, see Note 11.

Note 18 - Taxes on income

a.	Tax laws applicable to the company

In July 2013, the Israeli Parliament (Knesset) approved the Budget Law and Economic Arrangements Law for 2013-2014, which include an increase in company tax rates to 26.5% as of January 1, 2014.

In early January 2016, the Law for Amendment of the Income Tax Ordinance was enacted, which determines a decrease in company tax rates to 25% (as opposed to 26.5%). The new company tax rate will apply to income derived or produced as of January 1, 2016.
In accordance with the stipulations of IAS 12, “Taxes on Income”, the deferred tax balances as of December 31, 2015 were not calculated with respect of the aforementioned directive, as the legislation was completed after the reporting date.

The amendment to the law does not have a material effect on the company’s financial statements.

b.	Tax assessments

The company has received final assessments through the tax year 2010.

c.	Tax losses

As of December 31, 2015, the company has carryforward tax losses of approximately $ 6.35 million (NIS 24.8 million) (approximately $ 4.59 million or NIS 17.9 million and approximately $ 4.75 million or NIS 16.6 million in 2014 and 2013 respectively).

L&S LIGHT & STRONG LTD.

NOTES TO FINANCIAL STATEMENTS

Note 19 - Related parties loan payable and transactions

Key management personnel -In 2015 both of the directors and the CEO didn not recieve any benefits beyond directors’ fees and CEO’s salary.

a.	Balances payable:

	As at December 31
	2015	2014
	US $ in thousands
Directors	97	20
CEO	7	9
shareholders’ loan (see note D below)	2,525	1,959

b.	Transactions:

	Year ended
	December 31
	2015	2014	2013
	US $ in thousands
Directors’ fees	551	20	-
CEO’s fee	269	78	76
Finance expenses	575	387	168
Revenue from related companies	-	-	16
Management fees	-	-	144

c.	Contracts with key personnel:

1)	The company contracted with a service provider, an entrepreneur with extensive experience in the development of UAVs (see Note 11) for the position of Chief Technological Officer. The contract, signed in August 2014, stipulates as follows:
•	Monthly consideration of approximately $ 10 thousand (NIS 35 thousand), as well as an additional approximately $ 4.3 thousand (NIS 15 thousand) for the first 6 months, against an invoice.
•	A loan in the aggregate of approximately $ 14.3 thousand (NIS 50 thousand), which will be considered a gift at the end of a two-year period, if the prototype development is completed at that time.
•	Non-competition agreement for a 24 month period following the end of contract.

According to a later agreement between the parties, signed March 5, 2015 (see Note 11), the entrepreneur will not receive payment for services rendered with respect of the period of early notice (through May 12, 2015). Instead, the Company will pay the entrepreneur a sum of approximately $ 33 thousand (NIS 128 thousand) as consideration for this period, net of the loan granted.

2)	On November, 2014 the company contracted with two directors. In consideration for their services, the company will pay each one a monthly fee of approximately $ 5.5 thousand (NIS 19,000).

3)	On September, 2014 the Company contracted with the CEO of the Company. In consideration for his services, the Company will pay a monthly fee of approximately $8.5 thousand (NIS 30,000), against an invoice, as well as provide a cellular phone, car, etc. as detailed in the contract.

L&S LIGHT & STRONG LTD.

NOTES TO FINANCIAL STATEMENTS

Note 19 - Related parties loan payable and transactions (Cont.)

In addition, the company issued 1,646,520 options to the Company’s CEO in 2015, in accordance with the option plan approved by the Board of Directors (see also Note 12). The company recorded a sum of $177 thousand as salary expenses in respect of the aforementioned options in January 2015, according to the vesting terms set forth in the option agreements.

The contract with the Company’s CEO was amended in October 2015, thereby increasing the monthly salary to approximately $ 10 thousand (NIS 40 thousand), on condition that the company is successful in raising capital of $1,000,000. As of December 31, 2015, the Company did not raise the additional capital.

4)	The company contracted with a law office to provide legal consulting services pertaining to the listing of the company on the OTC BB. According to the agreement, signed in July 2014, the consideration for these services is a sum of $ 75 thousand, as well as the issuance of 1,646,520 company shares.

5)	In November 2014, the company contracted with a service provider to receive consulting services in respect of UAVs (see also Note 11(9)). In consideration for the aforementioned services, the service provider will receive a monthly sum of approximately $2.5 thousand (NIS 10,000), with the addition of VAT as required by law. In addition, the company will grant 274,420 options to the service provider, convertible into 274,420 ordinary shares of the company.
In August 2015, the original contract with the service provider was amended. According to the amended contract, the service provider will receive a monthly sum of $ 128 (NIS 500), and the company will issue 1,097,680 options, convertible into 1,097,680 ordinary shares of the company, which will vest at the terms and dates set forth in the contract. The company recorded salary expenses of $115 thousand in respect of the aforementioned options during the reporting period.

6)	On April 7, 2016 (subsequent to the reporting date) the Board of Directors approved the allocation of 1,903,796 options, convertible into 1,903,796 ordinary shares of the company to the Board of Directors’ chairman.

d.	Shareholders’ loan

In 2013 the loan balance bore interest at an annual rate of 6%. In July 2014, the right to the shareholders’ loan were transferred to the external investors, of which part was converted to shares (see note 11(4)).

On February 23, 2015, the company signed an agreement with the external investors delineating the terms of the aforementioned shareholders’ loan. According to the agreement, the loan will bear interest at an annual rate of 4%, and the redemption date thereof will be postponed for a 24 month period from date of contract, until February 22, 2017.
The company received an expert valuation of the market value of cost of debt, which was estimated at 24.3%. The difference between the interest as calculated according to the loan agreement and the aforementioned cost of debt was charged to a capital reserve in shareholders’ equity.

L&S LIGHT & STRONG LTD.

NOTES TO FINANCIAL STATEMENTS

Note 20 - Financial instruments

General

In the normal course of business, the company is exposed to credit, liquidity and market risks, as well as interest and currency risks. The Company monitors these risks on a constant basis.

a.	Capital management policy:

The company’s capital management is intended to ensure that the company will be able to continue as a “going concern” while strengthening shareholders’ returns, by maintaining an optimal equity/debt ratio.

The company’s capital structure is comprised of debt, cash and cash equivalents, and capital deficiency, which includes share capital, share premium, capital funds and accumulated deficit.

b.	Significant accounting policies:

For details regarding accounting policies and methodology, including measurement basis of income and expenditure for each type of financial asset, financial liability or capital instrument, see Note 2.

c.	Credit risk

Credit risk is the risk of financial loss to the company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the company’s trade and other receivables. Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis.

Trade and other receivables

Most of the company’s activity is with government entities and other well-established customers. Management monitors outstanding receivable balances and the financial statements include appropriate allowances for estimated irrecoverable amounts.

Cash and cash equivalents

The company’s cash and cash equivalents are maintained with major banking institutions in Israel.

At the reporting date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, in the statement of financial position. Financial instruments that could potentially subject the company to credit risks consist primarily of trade receivables.

d.	Liquidity risk

Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due. The company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, without incurring unacceptable losses or risking damage to the company’s reputation.

e.	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

L&S LIGHT & STRONG LTD.

NOTES TO FINANCIAL STATEMENTS

Note 20 - Financial instruments (Cont.)

Interest rate risk

The company is exposed to fluctuations in the interest rate, including changes in the CPI (Israeli Consumer Price Index).

Currency risk

The company’s operating income and cash flows are exposed to currency risk, mainly due to local trade receivables with whom the company operates in US dollars. The company also manages bank accounts that are denominated in a currency other than its respective functional currency, primarily USD.

The company’s exposure to foreign currency risk and CPI is as follows:

	December 31, 2015
	In or linked	Linked to		Non-
	to US$	CPI	Unlinked	monetary
	US $ in thousands
Current assets
Cash & cash equivalents	-	-	14	-
Restricted bank deposit	-	-	51	-
Trade accounts receivable	344	-	108	-
Other accounts receivable	-	-	-	103
Income tax refundable	-	-	6	-
	344	-	179	103
Current liabilities
Trade accounts payable	95	-	544	-
Other accounts payable	-	-	397	40
	95	-	941	40
Long term liabilities
Related parties loan payable	-	-	2,525	-
Severance pay liability, net	-	-	58	-
	-	-	2,583	-

	284	-	(3,388)	71

L&S LIGHT & STRONG LTD.

NOTES TO FINANCIAL STATEMENTS

Note 20 - Financial instruments (Cont.)

	December 31, 2014
	In or linked	Linked to		Non-
	to US$	CPI	Unlinked	monetary
	US $ in thousands
Current assets
Cash & cash equivalents	5	-	309	-
Restricted bank deposit	-	-	39	-
Trade accounts receivable	21	-	657	-
Other accounts receivable	-	-	-	154
	26	-	1,005	154
Current liabilities
Trade accounts payable	22	-	493	-
Other accounts payable	-	-	295	6
	22	-	788	6
Long term liabilities
Related parties loan payable	-	-	1,959	-
Severance pay liability, net	-	-	51	-
	-	-	2,010	-

	4	-	(1,793)	148

f.	Fair Value of Financial Instruments

Classification of financial instruments by fair value hierarchy

The financial instruments presented on the balance sheet at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value:

Level 1 -quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 -inputs other than quoted prices included within level 1 that are observable either directly or indirectly.

Level 3 -inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

The financial instruments of the company consist primarily of non-derivative assets and liabilities. Non-derivative assets include cash and cash equivalents, receivables and other current assets. Non-derivative liabilities include trade payables and other current liabilities. Due to the nature of these financial instruments, their fair value, generally, is identical or close to the value at which they are presented in the financial statements.

L&S LIGHT & STRONG LTD.

NOTES TO FINANCIAL STATEMENTS

Note 21 - subsequent events

1)	On January 17, 2016 (subsequent to the reporting date), the company contracted with a service provider for services in connection with assistance with raising capital (see also Note 11).
2)	Subsequent to the reporting date, the company issued 3,310,909 options, convertible into 3,310,909 ordinary shares of the company (see also Note 12).
3)	On February 17, 2016, the company’s Board of Directors approved the extension of the validity of the options granted until February 22, 2017.
4)	On February 22, 2016, the company’s legal counsel received a claim and notice from one of the company’s shareholders (see also Note 11(c)(e)).
5)	On March 9, 2016, a contract with a service provider was amended (see Note 11(b)(8)).
6)	On March 17, 2016, the Company received a loan of $ 205 thousand (NIS 800 thousand) from a bank. The loan carries an annual interest of 2.631%. The loan’s principal will be repaid in twelve monthly installments commencing April 17, 2017. To secure repayment of the loan’s principal a personal owners’ guarantee was given to the bank.
7)	On April 7, 2016 , the company’s Board of Directors approved the proposal to further expand the options plan, so that the number of options will not exceed 7,939,419 options convertible into 7,939,419 ordinary shares of the company.
8)	On April 7, 2016 (subsequent to the reporting date) the company’s Board of Directors approved the appointment of the chairman of the Board of Directors and the allocation of options to the chairman (see also Note 19).

Item 19.	EXHIBITS

See exhibit index incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

L&S LIGHT & STRONG, LTD.

By:	/s/ Uri Orbach
Uri Orbach Chief Executive Officer

Date: April 21, 2016

56

ANNUAL REPORT ON FORM 20-F

INDEX OF EXHIBITS

Exhibit No.	Description

1.1	Amended Articles of Association, attached hereto.

4.1	Agreement among the Company, Ofer Amir, Gal Erez and Efraim Menashy dated March 5, 2015 (incorporated by reference to Exhibit 10.2 from Amendment No. 1 to our Registration Statement on Form F-1 filed on September 3, 2015).

4.2	Capital Gains Benefits Plan for the Company – for Employees and Officers, Consultants and Service Providers, dated January 2015 (incorporated by reference to Exhibit 10.4 from Amendment No. 1 to our Registration Statement on Form F-1 filed on September 3, 2015).

4.3	Provision of Services Agreement between the Company and Gal Erez, dated November 16, 2014 (incorporated by reference to Exhibit 10.5 from Amendment No. 1 to our Registration Statement on Form F-1 filed on September 3, 2015).

4.4	Provision of Services Agreement between the Company and Uri Orbach, Platforma Consulting and Marketing, dated November, 2014 (incorporated by reference to Exhibit 10.6 from Amendment No. 1 to our Registration Statement on Form F-1 filed on September 3, 2015).

4.5	Private Placement Agreement between the Company, Ofer Amir and Gal Erez, dated February 23, 2015 (incorporated by reference to Exhibit 10.7 from Amendment No. 1 to our Registration Statement on Form F-1 filed on September 3, 2015).

4.6	Lease Agreement by and between the Company and Shir Chen Paper Ltd, dated October 27, 2014 (incorporated by reference to Exhibit 10.8 from Amendment No. 1 to our Registration Statement on Form F-1 filed on September 3, 2015).

4.7	Legal Consultant Agreement by and between the Company and Victor Tshuva & Co., dated July 2014 (incorporated by reference to Exhibit 10.9 from Amendment No. 1 to our Registration Statement on Form F-1 filed on September 3, 2015).

4.8	Non-Recourse Factoring Agreement by the Company, dated April 2, 2015 (incorporated by reference to Exhibit 10.10 from Amendment No. 1 to our Registration Statement on Form F-1 filed on September 3, 2015).

4.9	Service Agreement by and between the Company and Udi Pridan, dated June 11, 2015 (incorporated by reference to Exhibit 10.11 from Amendment No. 1 to our Registration Statement on Form F-1 filed on September 3, 2015).

4.10	Investors Presentation, dated August 2014 (incorporated by reference to Exhibit 10.12 from Amendment No. 2 to our Registration Statement on Form F-1 filed on October 21, 2015).

4.11	Provision of Services Agreement between the Company and Ofer Amir, dated November 16, 2014 (incorporated by reference to Exhibit 10.13 from Amendment No. 2 to our Registration Statement on Form F-1 filed on October 21, 2015).

4.12	Agreement to Provide Services between the Company and Alon and Tal Tamir Consultants and Design Ltd., dated November 4, 2014 (incorporated by reference to Exhibit 10.15 from Amendment No. 2 to our Registration Statement on Form F-1 filed on October 21, 2015).

4.13	Addendum to the Agreement between the Company and Uri Orbach, Platforma Consulting and Marketing, dated October 25, 2015 (incorporated by reference to Exhibit 10.15 from Amendment No. 4 to our Registration Statement on Form F-1 filed on December 24, 2015).

57

4.14	Service Provider Agreement between the Company and Yehuda Yaavetz – Chen, dated November 8, 2015 (incorporated by reference to Exhibit 10.16 from Amendment No. 4 to our Registration Statement on Form F-1 filed on December 24, 2015).

4.15	Service Provider Agreement (English translation) between the Company and Tzag Advanced Programs Ltd., dated March 9, 2016, attached hereto.

4.16	Service Provider Agreement (English translation) between the Company and Yair Ramati, dated April 5, 2016, attached hereto.

4.17	Option Grant Agreement (English translation) between the Company and Yair Ramati, dated April 5, 2016, attached hereto.

12.1	Certificate of Chief Executive Officer and Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1	Certificate of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

58